++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION  +
+PURSUANT TO RULE 424 UNDER THE SECURITIES ACT OF 1933, AS AMENDED. A          +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES + +ACT OF 1933, AS AMENDED. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE + +DELIVERED TO PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND + +THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF + +AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE +
+IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO          +
+REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                Filed pursuant to rule 424(b)(5)
                                                      Registration no. 333-49807
                                                      Registration no. 33-58577

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued May 18, 1998)
(To Prospectus dated May 12, 1998)$300,000,000
                               GLOBAL MARINE INC.           [LOGO OF GLOBAL
                                % NOTES DUE 2028             MARINE INC.
                                                             APPEARS HERE]
                                   --------
                     Interest payable June 1 and December 1
                                   --------

THE NOTES MAY  BE REDEEMED AT THE OPTION  OF THE COMPANY, AT ANY  TIME IN WHOLE
 OR FROM TIME TO TIME IN PART, AT A PRICE EQUAL TO 100% OF THE PRINCIPAL AMOUNT THEREOF PLUS ACCRUED AND UNPAID INTEREST, IF ANY, TO THE DATE OF
  REDEMPTION, PLUS A MAKE-WHOLE PREMIUM, IF ANY, RELATING TO THE THEN PREVAILING TREASURY YIELD AND THE REMAINING LIFE OF THE NOTES. THE NOTES
   WILL NOT OTHERWISE BE REDEEMABLE PRIOR TO MATURITY OR ENTITLED TO ANY SINKING FUND. THE NOTES WILL BE REPRESENTED BY REGISTERED GLOBAL NOTES
    (AS  DEFINED HEREIN)  REGISTERED IN  THE NAME  OF THE  DEPOSITORY TRUST
     COMPANY (THE "DEPOSITARY") OR ITS NOMINEE. BENEFICIAL INTERESTS IN THE GLOBAL NOTES WILL BE SHOWN ON, AND TRANSFERS WILL BE EFFECTED
      THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY OR ITS PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN, NOTES IN DEFINITIVE FORM WILL NOT BE
       ISSUED. THE NOTES WILL TRADE IN THE DEPOSITARY'S SAME-DAY FUNDS SETTLEMENT SYSTEM. PAYMENTS OF PRINCIPAL AND INTEREST ON THE
        GLOBAL NOTES WILL BE MADE BY THE COMPANY IN IMMEDIATELY AVAILABLE FUNDS. SEE "DESCRIPTION OF NOTES."

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE
   ACCOMPANYING  PROSPECTUS.  ANY   REPRESENTATION  TO  THE  CONTRARY  IS  A
    CRIMINAL OFFENSE.

                                   --------

                    PRICE    % AND ACCRUED INTEREST, IF ANY

                                   --------

                                                     UNDERWRITING
                                          PRICE TO  DISCOUNTS AND   PROCEEDS TO
                                          PUBLIC(1) COMMISSIONS(2) COMPANY(1)(3)
                                          --------- -------------- -------------
Per Note.................................       %           %              %
Total....................................   $           $              $

-----
  (1) Plus accrued interest from May   , 1998, if any.
  (2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (3) Before deduction of expenses payable by the Company estimated at $
      .

                                   --------

  The Notes are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to approval of certain legal matters by Fulbright & Jaworski L.L.P., counsel for the Underwriters. It is
expected that delivery of the Notes will be made on or about May   , 1998
through the book-entry facilities of the Depositary against payment therefor in immediately available funds.

                                   --------

MORGAN STANLEY DEAN WITTER
     DONALDSON, LUFKIN & JENRETTE
              Securities Corporation
               HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                              Incorporated
                         MERRILL LYNCH & CO.
                                   SALOMON SMITH BARNEY

May   , 1998

  NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Summary...................................................................   S-3
Use of Proceeds...........................................................   S-5
Capitalization............................................................   S-5
The Company...............................................................   S-6
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  S-13
Description of Notes......................................................  S-17
Underwriters..............................................................  S-21
Legal Matters.............................................................  S-21

                                  PROSPECTUS

Available Information.....................................................     3
Incorporation of Certain Documents by Reference...........................     3
The Company...............................................................     4
Risk Factors..............................................................     5
Use of Proceeds...........................................................     9
Ratio of Earnings to Fixed Charges........................................     9
Description of Debt Securities............................................    10
Description of Capital Stock..............................................    20
Plan of Distribution......................................................    23
Legal Matters.............................................................    24
Experts...................................................................    24

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                                    SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. Investors should carefully consider the information set forth under the caption "Risk Factors" in the accompanying Prospectus. As used herein and unless the context requires otherwise, "Global Marine Inc." or the "Company" means Global Marine Inc. and its consolidated subsidiaries.

  Global Marine Inc. is one of the largest offshore drilling contractors in the world, with an active fleet of 31 mobile offshore drilling rigs worldwide, plus two deepwater drillships under construction. In addition, the Company believes it is the industry's largest provider of offshore turnkey drilling services.

  The Company provides offshore drilling services on a day rate basis in the U.S. Gulf of Mexico and internationally. The Company's fleet consists of 23 cantilevered jackup rigs, five third-generation semisubmersible rigs, one fourth-generation semisubmersible rig, one moored drillship, and one dynamically-positioned drillship that is nearing completion of its conversion to deepwater drilling operations. Each of the Company's active rigs is equipped with a top drive, which increases drilling efficiency and safety. As of April 30, 1998, 11 of the Company's rigs operate in the U.S. Gulf of Mexico, nine operate off the coast of West Africa, five operate in the North Sea, and one operates offshore each of Argentina, Egypt and Trinidad. Two of the Company's rigs are being mobilized to the North Sea from the U.S. Gulf of Mexico and offshore California, respectively. In addition, the Company has one concrete island drilling system designed for arctic operations, which is currently inactive.

  The Company conducts substantially all of its domestic offshore contract drilling operations through Global Marine Drilling Company ("GMDC") and substantially all of its international offshore contract drilling operations through Global Marine International Services Corporation ("GMISC").

  The Company also provides drilling management services on a turnkey basis through Applied Drilling Technology Inc. ("ADTI"), Global Marine Integrated Services-International Inc. ("GMIS-I"), and Global Marine Integrated Services-Europe ("GMIS-E"). Each will assume responsibility for the design and execution of specific offshore drilling programs and deliver a logged or loggable hole to an agreed depth for a guaranteed price. Compensation is contingent upon satisfactory completion of the drilling program. ADTI operates principally in the U.S. Gulf of Mexico, while GMIS-I and GMIS-E operate internationally.

                      SUMMARY FINANCIAL AND OPERATING DATA

  The following table sets forth certain summary financial and operating data relating to the Company and should be read in conjunction with the Company's consolidated financial statements and the notes thereto included in the Company's 1997 Annual Report on Form 10-K and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

                            THREE MONTHS
                          ENDED MARCH 31,            YEAR ENDED DECEMBER 31,
                          -----------------  --------------------------------------------
                            1998     1997      1997     1996     1995     1994     1993
                          --------  -------  --------  -------  -------  -------  -------
                          (DOLLARS IN MILLIONS, EXCEPT RATIOS AND OPERATIONAL DATA)
FINANCIAL PERFORMANCE
Revenues:
 Contract drilling......  $  176.5  $ 108.7  $  579.4  $ 362.5  $ 248.9  $ 211.4  $ 200.3
 Drilling management
  services..............      97.4     99.0     480.5    305.3    209.3    137.8     57.1
 Oil and gas............       1.2      2.6       7.2     12.9      9.8      9.8     11.6
                          --------  -------  --------  -------  -------  -------  -------
   Total revenues.......  $  275.1  $ 210.3  $1,067.1  $ 680.7  $ 468.0  $ 359.0  $ 269.0
                          ========  =======  ========  =======  =======  =======  =======
Operating income:
 Contract drilling......  $   96.1  $  47.2  $  274.8  $ 125.4  $  54.6  $  25.6  $   4.5
 Drilling management
  services(1)...........        .1     13.9      50.0     27.9     17.3     10.8      7.6
 Oil and gas............        .3      1.3       2.1      6.8      3.4      3.7      5.3
 Corporate expenses.....      (5.8)    (5.0)    (21.8)   (19.3)   (15.0)   (14.0)   (14.2)
                          --------  -------  --------  -------  -------  -------  -------
   Total operating
    income..............      90.7     57.4     305.1    140.8     60.3     26.1      3.2
Total other income
 (expense)..............      (2.3)    (3.2)    (11.1)   (21.1)    (5.2)   (20.7)   (29.4)
                          --------  -------  --------  -------  -------  -------  -------
   Income (loss) before
    income taxes........      88.4     54.2     294.0    119.7     55.1      5.4    (26.2)
Current tax provision...       5.1      5.4      33.5      9.6      3.2      0.6      0.3
Deferred tax provision
 (benefit)..............      15.1    (30.0)    (54.6)   (70.0)      --       --       --
                          --------  -------  --------  -------  -------  -------  -------
 Income (loss) before
  extraordinary item
  and cumulative effect
  of accounting
  changes...............      68.2     78.8     315.1    180.1     51.9      4.8    (26.5)
 Extraordinary loss on
  extinguishment of
  debt, net.............        --       --      (4.5)      --       --       --       --
 Cumulative effect of
  accounting changes,
  net...................        --       --        --       --       --     (3.5)      --
                          --------  -------  --------  -------  -------  -------  -------
   Net income (loss)....  $   68.2  $  78.8  $  310.6  $ 180.1  $  51.9  $   1.3  $ (26.5)
                          ========  =======  ========  =======  =======  =======  =======
Capital expenditures....  $  320.4  $  55.5  $  580.3  $ 118.3  $  73.5  $  75.9  $  40.6
Depreciation and
 amortization...........  $   20.6  $  10.6  $   55.1  $  40.9  $  31.0  $  37.4  $  35.9
EBITDA(2)...............  $  111.3  $  68.0  $  360.2  $ 181.7  $  91.3  $  63.5  $  39.1
Cash flows provided by
 (used in) operating
 activities.............      35.8     56.4     359.3    139.2     75.0     61.3     (0.7)
Cash flows used in
 investing activities...    (318.4)   (58.4)   (550.9)   (88.7)   (78.4)   (60.1)   (42.1)
Cash flows provided by
 financing activities...     266.4      1.9     177.6      9.2      3.3      0.9     50.7
Ratio of EBITDA to
 interest expense.......     13.25     8.40      9.07     5.88     3.02     2.10     1.22
Ratio of earnings to
 fixed charges(3).......      4.19     4.10      4.05     2.97     2.12     1.04     0.30
FINANCIAL POSITION (END
 OF PERIOD)
Working capital.........  $   75.7  $ 169.0  $  144.2  $ 158.9  $ 116.2  $  93.4  $ 107.2
Net properties..........  $1,277.0  $ 521.7  $  999.0  $ 477.4  $ 386.6  $ 353.4  $ 314.6
Total assets............  $1,738.3  $ 900.9  $1,421.9  $ 807.8  $ 563.0  $ 512.4  $ 492.9
Long-term debt,
 including capital lease
 obligation.............  $  558.0  $ 240.9  $  417.5  $ 241.8  $ 225.0  $ 225.0  $ 225.0
Shareholders' equity....  $  880.5  $ 544.1  $  805.6  $ 459.1  $ 269.0  $ 212.3  $ 205.4
OPERATIONAL DATA
Average rig
 utilization(4)(5)......        99%      98%       97%      98%      99%      94%      91%
Fleet average day
 rate(6)................  $ 69,800  $47,400  $ 55,700  $38,000  $28,700  $25,600  $25,600
Number of active rigs
 (end of period)(7).....        30       26        28       26       26       24       24
Turnkey wells completed.        23       27       107       82       67       52       18
Number of employees (end
 of period).............     2,500    2,100     2,500    2,100    2,100    1,700    1,500

--------
(1) Excludes the aggregate net profit earned on turnkey wells drilled on oil and gas properties in which the Company has working interests.
(2) EBITDA (earnings before interest, gain on sale, other income, taxes, depreciation and amortization) is presented here to provide additional information about the Company's operations. EBITDA is not a generally accepted accounting principles ("GAAP") financial indicator and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow from operations.
(3) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes and cumulative effect of accounting changes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of operating lease rental expense that represents the interest factor).
(4) The average rig utilization rate for a period is equal to the ratio of days in the period during which the rigs were under contract to the total days in the period during which the rigs were available to work.
(5) Excludes the Glomar Beaufort Sea I concrete island drilling system, a special-purpose mobile offshore rig designed for arctic operations, and rigs undergoing conversion.
(6) Contract drilling revenues less non-rig related revenues divided by the aggregate contract days, adjusted to exclude days under contract at zero day rate.
(7) Excludes rigs during the period in which they were inactive, utilized as accommodation units or undergoing conversion.

                                USE OF PROCEEDS

  The Company expects to use all of the aggregate net proceeds from the sale of the Notes offered hereby (estimated to be approximately $297.0 million after deduction of underwriting discount and expenses) to repay $147.0 million and $150.0 million of existing indebtedness under its $240 million revolving bank credit facility (the "Credit Facility") and its $150 million revolving short-term bank credit facility (the "Short-term Facility"), respectively. The Credit Facility and the Short-term Facility had interest rates of 6.0125% and 6.0875%, respectively, as of March 31, 1998. The outstanding debt expected to be repaid from the net proceeds of the offering of the Notes (the "Offering") was incurred to finance the upgrade, acquisition and construction of rigs and for working capital requirements.

                                CAPITALIZATION

  The following table sets forth the cash and cash equivalents, short-term borrowings and capitalization of the Company at March 31, 1998, (i) on an historical basis and (ii) as adjusted to reflect the issuance of the Notes offered hereby and the application of the net proceeds therefrom (assumed to be approximately $297.0 million).

                                                              MARCH 31, 1998
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN MILLIONS)
                                                               (UNAUDITED)
Cash and cash equivalents................................. $   62.7  $   62.7
                                                           ========  ========
Borrowings under Short-term Facility(1)................... $  125.0  $     --
                                                           ========  ========
Long-term debt:
  Borrowings under Credit Facility(2)..................... $  240.0      93.0
  7 1/8% Notes Due 2007, net of discount..................    299.4     299.4
   % Notes Due 2028.......................................       --     300.0
  Capital lease obligation................................     18.6      18.6
                                                           --------  --------
    Total long-term debt, including current maturities....    558.0     711.0
Shareholders' equity:
  Preferred stock, $0.01 par value; 10 million shares
   authorized, no shares issued or outstanding............       --        --
  Common stock, $0.10 par value; 300 million shares
   authorized, 172,711,737 shares issued and outstanding..     17.3      17.3
  Additional paid-in capital..............................    316.7     316.7
  Retained earnings.......................................    546.5     546.5
                                                           --------  --------
    Total shareholders' equity............................    880.5     880.5
                                                           --------  --------
    Total capitalization.................................. $1,438.5  $1,591.5
                                                           ========  ========

--------
(1) The Company's Short-term Facility has a maturity date of January 29, 1999. As of May 15, 1998, the amount outstanding under the Short-term Facility was $150 million.
(2) The Company's Credit Facility has a maturity date of December 9, 2002. As of May 15, 1998, the amount outstanding under the Credit Facility was $240 million.

                                  THE COMPANY

  Global Marine Inc. is one of the largest offshore drilling contractors in the world, with an active fleet of 31 mobile offshore drilling rigs worldwide, plus two deepwater drillships under construction. In addition, the Company believes it is the industry's largest provider of offshore turnkey drilling services.

  The Company provides offshore drilling services on a day rate basis in the U.S. Gulf of Mexico and internationally. The Company's fleet consists of 23 cantilevered jackup rigs, five third-generation semisubmersible rigs, one fourth-generation semisubmersible rig, one moored drillship, and one dynamically-positioned drillship that is nearing completion of its conversion to deepwater drilling operations. Each of the Company's active rigs is equipped with a top drive, which increases drilling efficiency and safety. As of April 30, 1998, 11 of the Company's rigs operate in the U.S. Gulf of Mexico, nine operate off the coast of West Africa, five operate in the North Sea, and one operates offshore each of Argentina, Egypt and Trinidad. Two of the Company's rigs are being mobilized to the North Sea from the U.S. Gulf of Mexico and offshore California, respectively. In addition, the Company has one concrete island drilling system designed for arctic operations, which is currently inactive.

  The Company conducts substantially all of its domestic offshore contract drilling operations through GMDC, a wholly-owned subsidiary, and conducts substantially all of its international offshore contract drilling operations through GMISC, a wholly-owned subsidiary. The Company is headquartered in Houston, Texas, with other offices in Aberdeen, Scotland; Belfast, Northern Ireland; Buenos Aires, Argentina; Cabinda, Angola; Douala, Cameroon; Lafayette, Louisiana; Lagos, Nigeria; London, England; Luanda, Angola; Malabo, Equatorial Guinea; New Orleans, Louisiana; Pointe Noire, Republic of Congo; Port Gentil, Gabon; Port Harcourt, Nigeria; St. Johns, Newfoundland; and Trinidad, West Indies.

  The Company also provides drilling management services on a turnkey basis through its wholly-owned subsidiaries, ADTI and GMIS-I, and through GMIS-E, a division of one of the Company's foreign subsidiaries. Each will assume responsibility for the design and execution of specific offshore drilling programs and deliver a logged or loggable hole to an agreed depth for a guaranteed price. Compensation is contingent upon satisfactory completion of the drilling program. ADTI operates principally in the U.S. Gulf of Mexico, while GMIS-I and GMIS-E operate internationally.

  The Company's principal executive offices are located at 777 N. Eldridge Parkway, Houston, Texas 77079-4493, and its telephone number is (281) 596-5100.

INDUSTRY CONDITIONS

  The condition of the offshore contract drilling industry, and resulting offshore drilling rig utilization and dayrates, have improved substantially since the beginning of 1995. From the mid-1980s through the early 1990s, demand for offshore drilling rigs was declining or flat, and the industry fleet of offshore drilling rigs was reduced, primarily by attrition. In recent years demand for offshore rigs has improved, but the industry has not significantly increased the supply of rigs. The industry has emphasized the upgrading and refurbishment of existing rigs and the conversion of other vessels to rigs rather than the construction of new rigs, due to the high capital costs and long lead times associated with new construction. Recently, both the Company and several competitors have begun construction of or announced new-build deepwater drillships and semisubmersibles in response to increased demand for rigs with deepwater capabilities.

  Several trends caused this increase in demand for offshore drilling rigs. Rising worldwide energy demand helped improve fundamentals in the oil and natural gas markets. In addition, technological advancements, oil company downsizing, establishment of government-sponsored exploration, development and production sharing programs, and growing deepwater exploration increased drilling activity and the demand for rigs. Consequently, oil companies continued to make capital expenditures to find and develop new oil and gas reserves. The Company's rigs generally experienced significant dayrate increases during 1996 and 1997 resulting in substantial growth in the Company's net income and operating cash flow in these periods. Beginning in the latter part of

1997, oil prices declined significantly. However, despite a continuation of low oil prices throughout the first quarter of 1998, offshore drilling dayrates remained relatively firm, and worldwide utilization for offshore drilling rigs remained over 99 percent. Within the past few weeks, however, market dayrates for new contracts in certain drilling markets in the Gulf of Mexico and West Africa have declined. Should oil prices remain at current low levels or decline further, dayrates and the demand for rigs may decrease further. Although approximately three quarters of the Company's total 1998 rig time has been contracted, contracts covering 11 of the Company's jackup rigs currently located in West Africa and the Gulf of Mexico will expire by the end of September 1998 and the Company will be required to obtain new contracts for these rigs. Dayrates negotiated for the new contracts could be lower than those currently being received under existing contracts for these rigs if dayrates do not recover, and the Company's results of operations and operating cash flows could be adversely affected in future periods.

  Technological advances such as extended reach drilling, multilateral drilling techniques and new offshore development and production applications have reduced the costs of developing oil and gas fields. As a result, previously uneconomic discoveries have become viable, and the industry has placed increasing emphasis on exploiting existing resources using new applications. The development of three-dimensional seismic surveys has reduced exploration risks, thus placing increased emphasis on selective exploratory drilling. Government-sponsored exploration, development and production sharing programs are growing in number, and many of those programs require oil companies to commence drilling within specified time periods. All of these trends have increased the demand for high quality offshore rigs, and the Company believes the increased demand will be sustained over the next several years.

BUSINESS STRATEGY

  The Company's strategy is to maximize its operating cash flow and increase return on capital employed through the following strategic elements:

  Deepwater Rig and Premium Jackup Fleet Focus. The Company seeks to improve and expand its high quality fleet by upgrading its currently owned rigs and by building and acquiring additional rigs, which may be upgraded before being placed in service. Over the past several years, the Company has focused on increasing its exposure to the deepwater market by expanding its deepwater fleet. In the first quarter of 1998, the Company received two ultra-deepwater drilling commitments with multinational oil companies. To fulfill the Company's obligations under the commitments, the Company entered into agreements for construction of two dynamically-positioned, deepwater drillships at an aggregate cost of approximately $660 million. The first drillship will be capable of drilling in water depths of 9,000 feet, upgradable to 12,000 feet, and is expected to enter service in the first quarter of 2000. The second drillship will be capable of drilling in water depths of 8,000 feet, upgradable to 12,000 feet, and is expected to enter service in the second quarter of 2000. In March 1998, the Company purchased a deepwater, third-generation semisubmersible, the Stena Forth, renamed the Glomar Arctic IV, for a purchase price of $150 million. The Glomar Arctic IV is currently operating in the North Sea's United Kingdom sector under a drilling contract running through November 1999.

  In July 1997, the Company acquired two deepwater third-generation semisubmersible rigs, the Maersk Vinlander and the Maersk Jutlander, each of which is capable of being upgraded for operation in more than 3,000 feet of water, for an aggregate purchase price of $250 million. The Maersk Jutlander is currently operating under a pre-existing bareboat charter to a third party running through December 2000. The Maersk Vinlander, renamed the Glomar Grand Banks, is in a shipyard being readied to begin work in Canada in the third quarter of 1998 under a one-year contract with options for an additional three years. In 1996, the Company purchased the Glomar Celtic Sea, a semisubmersible accommodations unit, which has been converted to a fourth-generation dynamically-positioned semisubmersible capable of drilling in 5,000 feet of water. Also in 1996, the Company entered into a 30-year lease with the U.S. Government for the use of the Glomar Explorer, which, following conversion, will be capable of drilling in 7,800 feet of water. The Glomar Explorer is nearing completion of its conversion to deepwater drilling operations and is expected to commence operations in the second quarter of 1998.

  The Company has also focused on expanding its premium jackup fleet by acquiring additional Marathon LeTourneau 116-C class jackup drilling rigs. The Company believes that this class of rig is the preferred type of equipment for a substantial portion of the wells drilled by jackup rigs worldwide. Since 1993, the Company has acquired six of these rigs at a total cost of approximately $175 million, making the Company's current fleet of 11 such rigs the largest in the industry.

  Diverse Rig Fleet Operations. The diversity of the Company's fleet, ranging from its smallest jackups with a maximum water depth capability of 250 feet of water to a dynamically-positioned drillship under construction that will have a maximum water depth capability of 9,000 feet of water, upgradable to 12,000 feet, allows the Company to meet the needs of many operators in a variety of environments worldwide. At April 30, 1998, the Company had 11 rigs in the U.S. Gulf of Mexico, nine rigs in West Africa, five rigs in the North Sea, and one offshore each of Argentina, Egypt and Trinidad. Two of the Company's rigs are being mobilized to the North Sea from the U.S. Gulf of Mexico and offshore California, respectively. The Company believes that its presence in several major drilling markets affords it exposure to market conditions worldwide, while reducing the potential impact upon revenues of a major downturn in any single geographic market.

  Balanced Long-Term and Short-Term Contract Portfolio. The Company seeks to maintain a mix of long-term and short-term contracts in an effort to provide for a certain amount of longer-term, more predictable cash flow, while maintaining exposure to increasing dayrates worldwide. Over the past year, the terms of deepwater drilling contracts for semisubmersibles and drillships have lengthened as operators have attempted to lock in the availability of rigs to carry out deepwater projects. The Company has a three-year commitment on the Glomar Celtic Sea (expiring February 2001) and a five-year commitment on the Glomar Explorer (expiring June 2003). These longer-term contracts are typical in deepwater or international markets, and provide a hedge against market downturns. The Company's strategy has been to employ its rigs on short-term contracts in periods of rising dayrates, enabling the Company to contract at higher dayrates as existing contracts expire. The Company anticipates that contracts on eight of the Company's 31 active rigs under contract as of April 30, 1998 will expire at varying times on or prior to August 31, 1998. The Company considers its upcoming contract expirations typical of prevailing market conditions and consistent with both the normal course of business and the Company's strategy.

  Dominant Position in Turnkey Drilling Market. The Company believes it has a dominant position in turnkey operations worldwide and is the leading turnkey operator in the Gulf of Mexico. The Company believes turnkey operations can be quite attractive, as the capital investment required is minimal, although operating earnings as a percentage of revenues generated by the Company's turnkey operations are substantially lower than those of its contract drilling operations. In addition, a loss or losses on one or more wells may occur and lead to breakeven or negative results in a particular period. In drilling a well under a turnkey contract, the Company typically plans the well and supervises the drilling, purchasing all equipment and services from third parties. Through March 31, 1998, the Company has drilled a total of 457 turnkey wells since entering the turnkey business in 1979. The Company drilled 107 turnkey wells during 1997, as compared with 82 in 1996. The Company believes that the market for turnkey operations will continue to improve as exploration and production companies continue to outsource drilling services and that it is strategically positioned to remain a dominant player in this market.

OFFSHORE RIG FLEET

  The Company's three types of drilling rigs--jackups, semisubmersibles and drillships--are described below:

  Jackup rigs have elevating legs which extend to the sea bottom, providing a stable platform for drilling, and are generally preferred in water depths of 300 feet or less. All of the Company's jackup units have drilling equipment that is mounted on cantilevers, which allow the equipment to extend outward from the rigs' hulls over fixed drilling platforms and enable operators to drill both exploratory and development wells. The Company's two largest jackup rigs, the Glomar Labrador I and Glomar Baltic I, are capable of operating in severe weather environments such as the North Sea and offshore Eastern Canada.

  Semisubmersible rigs are floating offshore drilling units that have pontoons and columns that, when flooded with water, cause the unit to submerge to a predetermined depth. Most semisubmersibles are anchored to the sea bottom with mooring chains, but some are dynamically positioned solely by computer controlled propellers, known as thrusters. Semisubmersibles are divided into four generations, distinguished mainly by their age, environmental rating and water depth capability. The Company's Glomar Arctic I, Glomar Arctic III, Glomar Arctic IV, Glomar Grand Banks and Maersk Jutlander semisubmersibles are third-generation rigs, suitable for drilling in deepwater, harsh-weather environments. The Company's Glomar Celtic Sea is equivalent to a fourth-generation semisubmersible, capable of drilling in water depths of up to 5,000 feet.

  Drillships are suitable for deepwater drilling in moderate weather environments and in remote locations because of their mobility and large load carrying capability. The Glomar Explorer, which is scheduled to begin operations in the second quarter of 1998, is nearing completion of its conversion to a deepwater drillship capable of operating in water depths of up to 7,800 feet. The Company has two dynamically-positioned deepwater drillships under construction. The first drillship will be capable of drilling in water depths of 9,000 feet, upgradable to 12,000 feet, and is expected to enter service in the first quarter of 2000. The second drillship will be capable of drilling in water depths of 8,000 feet, upgradable to 12,000 feet, and is expected to enter service in the second quarter of 2000.

  With the exception of the Glomar Explorer, which is leased under a 30-year agreement, all of the rigs in the fleet are owned by the Company.

  The following table sets forth, as of May 15, 1998, certain information concerning the offshore rig fleet operated by the Company:

                                      MAXIMUM
                             YEAR      WATER     DRILLING                                    CONTRACT
                            PLACED     DEPTH      DEPTH                                        TERM
                          IN SERVICE CAPABILITY CAPABILITY    LOCATION    CURRENT CUSTOMER  EXPIRES(1)
                          ---------- ---------- ---------- -------------- ----------------- ----------
CANTILEVERED JACKUP
Glomar High Island I....     1979      250 ft.  20,000 ft. Gulf of Mexico Vastar Resources       6/98
Glomar High Island II...     1979      270 ft.  20,000 ft. Gulf of Mexico Unocal                 5/98
Glomar High Island III..     1980      250 ft.  20,000 ft. West Africa    Texaco                 8/98
Glomar High Island IV...     1980      250 ft.  20,000 ft. Gulf of Mexico Stone Energy           7/98
Glomar High Island V....     1981      270 ft.  20,000 ft. West Africa    Cabinda Gulf           9/99
Glomar High Island VII..     1982      250 ft.  20,000 ft. West Africa    Pecten Cameroon       11/98
Glomar High Island VIII.     1982      250 ft.  20,000 ft. Gulf of Mexico Vastar Resources       6/98
Glomar High Island IX...     1983      250 ft.  20,000 ft. West Africa    Marathon               6/98
Glomar Adriatic I.......     1981      300 ft.  25,000 ft. West Africa    Elf Serepca           12/98
Glomar Adriatic II......     1981      350 ft.  25,000 ft. Gulf of Mexico NCX                    7/98
Glomar Adriatic III.....     1982      328 ft.  25,000 ft. Gulf of Mexico Shell                  9/98
Glomar Adriatic IV(2)...     1983      350 ft.  25,000 ft. Mobilizing     HRL                    9/98
Glomar Adriatic V.......     1979      300 ft.  20,000 ft. West Africa    GMISI                  3/99
Glomar Adriatic VI(2)...     1981      350 ft.  20,000 ft. Mobilizing     Amerada Hess           6/00
Glomar Adriatic VII.....     1983      328 ft.  20,000 ft. Trinidad       Amoco                  1/99
Glomar Adriatic VIII....     1983      300 ft.  25,000 ft. West Africa    Mobil                  2/99
Glomar Adriatic IX......     1981      300 ft.  20,000 ft. West Africa    UMCEG                  6/99
Glomar Adriatic X.......     1982      300 ft.  20,000 ft. West Africa    Cabinda Gulf           2/99
Glomar Adriatic XI......     1983      225 ft.  25,000 ft. North Sea      British Gas            8/99
Glomar Main Pass I......     1982      300 ft.  25,000 ft. Gulf of Mexico Coastal                9/98
Glomar Main Pass IV.....     1982      300 ft.  25,000 ft. Gulf of Mexico Chevron                9/98
Glomar Labrador I.......     1983      300 ft.  25,000 ft. Argentina      Total                  3/99
Glomar Baltic I.........     1983      375 ft.  25,000 ft. Gulf of Mexico Anadarko               8/98
SEMISUBMERSIBLE
Glomar Arctic I.........     1983    3,000 ft.  25,000 ft. Gulf of Mexico British Petroleum      3/99
Glomar Arctic III.......     1984    1,800 ft.  25,000 ft. North Sea      Talisman               5/99
Glomar Arctic IV........     1983    1,800 ft.  20,000 ft. North Sea      British Petroleum     11/99
Maersk Jutlander........     1982    1,200 ft.  25,000 ft. North Sea      Maersk                12/00
Glomar Grand Banks(3)...     1984    1,500 ft.  25,000 ft. Shipyard       Mobil                  9/99
Glomar Celtic Sea.......     1998    5,000 ft.  25,000 ft. Gulf of Mexico Elf Exploration        2/01
DRILLSHIP
Glomar Robert F. Bauer..     1983    2,750 ft.  25,000 ft. Egypt          British Gas           10/99
Glomar Explorer(4)......     1998    7,800 ft.  25,000 ft. Shipyard       Texaco/Chevron         6/03
CONCRETE ISLAND DRILLING
 SYSTEM
Glomar Beaufort Sea
 I(5)...................     1984       55 ft.  25,000 ft. Alaska         --                 Inactive

--------
(1) Expiration dates relate to executed contracts and customer commitments for which contracts have not yet been executed and are estimates only.
(2) The Glomar Adriatic IV and the Glomar Adriatic VI are being mobilized from offshore California and the U.S. Gulf of Mexico, respectively, to the North Sea.
(3) The Glomar Grand Banks is in a shipyard being readied to begin work in Canada in the third quarter of 1998 under a one-year contract with options for up to an additional three years.
(4) The Glomar Explorer has substantially completed its conversion to drilling operations and is scheduled to be placed in service in the second quarter of 1998.
(5) The Glomar Beaufort Sea I concrete island drilling system is inactive and has been excluded from the Company's rig utilization figures.

RECENT FLEET ADDITIONS

  In March 1998, the Company purchased a deepwater, third-generation semisubmersible, the Stena Forth, renamed the Glomar Arctic IV, for a purchase price of $150 million. The Glomar Arctic IV is currently operating in the North Sea's United Kingdom sector under a drilling contract running through November 1999.

  In the first quarter of 1998, the Company received two ultra-deepwater drilling commitments with multinational oil companies. To fulfill the Company's obligations under the commitments, the Company entered into agreements with Harland and Wolff Shipbuilding and Heavy Industries Ltd. for construction of two dynamically-positioned, deepwater drillships at an aggregate cost of approximately $660 million, including all equipment, financing and other associated costs. The first drillship will be capable of drilling in water depths of 9,000 feet, upgradable to 12,000 feet, and is expected to enter service in the first quarter of 2000. The second drillship will be capable of drilling in water depths of 8,000 feet, upgradable to 12,000 feet, and is expected to enter service in the second quarter of 2000. The Company intends to finance construction of the two ships with internally generated funds and funds available under existing bank credit facilities. The Company's deepwater fleet will total ten rigs with the addition of these two rigs.

  The first of the new drillships will be used by the customer for 30 of the first 36 months after delivery, followed by two one-year options. Revenues to be generated over the 30-month period will be approximately $186 million. The second of the two drillships is under contract with a customer for a period of three years and is expected to generate revenues of approximately $208 million. The customer has the right to reduce the term to two years prior to July 1, 1998, in which case the Company may market the drillship for the other year. The Company may take either the first or second six-month period of the first year following delivery from the shipyard and another six-month period following the customer's first year of use.

  As part of upgrading and expanding its rig fleet and other assets, the Company considers and pursues the acquisition of suitable additional rigs and other assets on an ongoing basis. Although the industry has emphasized the upgrading and refurbishment of existing rigs, the Company would consider the construction of new rigs if drilling contracts for such rigs would make such a capital outlay economical. If the Company decides to undertake an acquisition or the construction of new rigs, the incurrence of additional debt or issuance of additional shares of stock could be required.

OTHER RECENT DEVELOPMENTS

  On May 5, 1998, Robert E. Rose was elected as the Company's President and Chief Executive Officer and also joined the Company's board of directors. Mr. Rose was a Global Marine executive prior to 1976 and re-joins the Company after holding executive positions with several other offshore drilling companies, including more than a decade as President and Chief Executive Officer of Diamond M Company and Diamond Offshore Drilling, Inc., which he left in March 1998. Mr. Rose was elected to his position with the Company following the resignation of John G. Ryan for medical reasons. Mr. Ryan will continue to serve on the Company's board of directors.

FORWARD-LOOKING STATEMENTS

  Under the Private Securities Litigation Reform Act of 1995, companies are provided a "safe harbor" for discussing their expectations regarding future performance. The Company believes it is in the best interests of holders of its securities to use these provisions and provide such forward-looking information. The Company does so in this prospectus and other communications. The Company's forward-looking statements include things such as its expectations for future Company performance, its projections regarding the dates rigs that are under construction will enter service, statements regarding future oil and gas prices and demand and future demand for offshore drilling services, its expectations regarding future dayrates, its expectations regarding future income tax rates and capital expenditures, and other statements that are not historical facts.

  The Company's forward-looking statements speak only as of the date of this Prospectus Supplement (or if otherwise indicated herein, an earlier date) and are based on currently available industry, financial and economic data and its operating plans. They are also inherently uncertain, and investors must recognize that events could turn out to be materially different from the Company's expectations.

  Factors that could cause or contribute to such differences include, but are not limited to, the Company's ability to generate cash flows or obtain financing to fund its growth; identify and respond to changes in the markets for oil and gas and for offshore drilling services, including decreases in demand for the Company's services which may result from curtailments of oil and gas operators' drilling programs due to low oil and gas prices; manage its business in the face of existing or changing tax laws; respond to challenges in international markets, including changes in political or economic conditions and trade and regulatory matters; complete its construction projects on schedule and within budget; market its services competitively and cost effectively; and manage other risk factors as may be discussed in the Company's reports filed with the U.S. Securities and Exchange Commission.

  The Company disclaims any obligation or undertaking to disseminate any updates or revisions to its statements, forward-looking or otherwise, to reflect changes in the Company's expectations or any change in events, conditions or circumstances on which any such statements are based.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS--COMPARISON OF FIRST QUARTER 1998 WITH FIRST QUARTER 1997

 Summary

  Operating income increased by $33.3 million to $90.7 million for the first quarter of 1998 from $57.4 million for the first quarter of 1997, primarily as a result of higher contract drilling dayrates, partially offset by lower turnkey profit margins.

  Data relating to the Company's operations by business segment follows:

                                                                 THREE MONTHS
                                                                  ENDED MARCH
                                                                      31,
                                                                 --------------
                                                                  1998    1997
                                                                 ------  ------
                                                                     ($ IN
                                                                   MILLIONS)
Revenues:
  Contract drilling............................................. $181.5  $112.0
  Drilling management...........................................   98.0    99.0
  Oil and gas...................................................    1.2     2.6
  Less: Intersegment revenues...................................   (5.6)   (3.3)
                                                                 ------  ------
                                                                 $275.1  $210.3
                                                                 ======  ======
Operating income:
  Contract drilling............................................. $ 96.1  $ 47.2
  Drilling management...........................................     .1    13.9
  Oil and gas...................................................     .3     1.3
  Corporate expenses............................................   (5.8)   (5.0)
                                                                 ------  ------
                                                                 $ 90.7  $ 57.4
                                                                 ======  ======

  The Company reported net income of $68.2 million for the first quarter of 1998 as compared with net income of $78.8 million for the first quarter of 1997. Net income for the first quarter of 1997 included a $30.0 million net credit to deferred income taxes due to the recognition of tax benefits of operating loss carryforwards.

  Despite a continuation of low oil prices, which began trending downward in the fourth quarter of 1997, the market for offshore drilling services remained firm through the first quarter of 1998. Worldwide utilization for offshore drilling rigs remained above 99 percent, and dayrates in substantially all geographic markets in which the Company operates were at historically high levels. Within the past few weeks, however, market dayrates on new contracts in the Gulf of Mexico and West Africa have declined. Should oil prices continue to remain low or decline further, oil and gas operators may curtail their capital spending programs, causing further decreases in dayrates.

 Contract Drilling Operations

  Data with respect to the Company's contract drilling operations follows:

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                               ----------------
Contract drilling revenues by area (in millions)(1):
  Gulf of Mexico.............................................. $  71.5  $  47.7
  West Africa.................................................    59.5     44.3
  North Sea...................................................    33.5     19.9
  Other.......................................................    17.0       .1
                                                               -------  -------
                                                                $181.5  $ 112.0
                                                               =======  =======
Average rig utilization(2)....................................      99%      98%
Fleet average dayrate......................................... $69,800  $47,400

--------
(1) Includes revenues earned from affiliates.
(2) Excludes the Glomar Beaufort Sea I concrete island drilling system, a currently inactive, special-purpose mobile offshore rig designed for arctic operations, and rigs during the periods they were being converted to drilling operations from other uses.

  Of the $69.5 million increase in contract drilling revenues for the first quarter of 1998 as compared with the comparable quarter of 1997, $50.0 million was attributable to increases in dayrates, $18.1 million was attributable to fleet additions subsequent to the first quarter of 1997, and $3.1 million was attributable to higher rig utilization, partially offset by a $1.7 million decrease in non-dayrate revenues.

  The mobilization of rigs between the geographic areas shown in the above table also affected each area's revenues over the periods indicated. Specifically, the Company mobilized one jackup from the Gulf of Mexico to Trinidad in June 1997, one jackup from West Africa to California in July 1997 and one jackup from the North Sea to offshore Argentina in September 1997.

  The Company's operating profit margin for contract drilling operations increased to 53 percent for the first quarter of 1998 from 42 percent in the first quarter of 1997 as a result of higher dayrates. Operating expenses increased by $20.6 million due to higher depreciation and other operating costs in connection with the additions to the rig fleet, higher labor expense and general price-level increases, among other factors.

  In February 1998 the Company completed the conversion of the Glomar Celtic Sea semisubmersible to drilling operations from an accommodations unit and began operating the rig in deep waters of the U.S. Gulf of Mexico under a three-year contract. The conversion of the Glomar Explorer drillship to a deepwater drilling rig is nearing completion, and the rig is expected to begin drilling in the U.S. Gulf of Mexico under a five-year contract in June 1998.

  As of April 30, 1998, eleven of the Company's rigs were located in the U.S. Gulf of Mexico, nine were offshore West Africa, five were in the North Sea, and one was offshore each of Egypt, Argentina and Trinidad. In addition, two rigs, the Glomar Adriatic VI and the Glomar Adriatic IV, were being mobilized to the North Sea from the Gulf of Mexico and California, respectively. The cost of mobilizing the Glomar Adriatic VI will be recovered over the two-year term of the drilling contract through an adjustment to the dayrate. The cost of mobilizing the Glomar Adriatic IV will be paid for by the customer at the beginning of the contract period. The Glomar Adriatic VI and Glomar Adriatic IV are anticipated to commence operations under existing contracts in the North Sea in May and June 1998, respectively. At April 30, 1998, all of the Company's active rigs were under contract.

  The Company estimates that customer commitments for eight of the Company's rigs under contract as of April 30, 1998, will be completed on or prior to August 31, 1998. Over the past several months, the terms of deepwater drilling contracts for semisubmersibles and drillships have lengthened as oil and gas operators have attempted to lock in the availability of rigs to carry out deepwater projects. The drilling market for jackup rigs in shallow waters, however, particularly in the U.S. Gulf of Mexico, continues to be characterized by short-term, well-to-well contracts. Short-term contracts for jackup rigs have been typical in the industry for more than a decade, and the Company considers its upcoming contract expirations typical of prevailing market conditions and consistent with the normal course of business.

 Drilling Management Services

  Drilling management revenues decreased by $1.0 million to $98.0 million in the first quarter of 1998 from $99.0 million in the first quarter of 1997, and operating income decreased by $13.8 million to $0.1 million in the first quarter of 1998 from $13.9 million in the first quarter of 1997. The decrease in revenues consisted of a $12.4 million decrease attributable to a reduction in the number of turnkey wells drilled to 23 in the first quarter of 1998 from 27 in the first quarter of 1997, partially offset by a $6.1 million increase attributable to daywork and other revenues and a $5.3 million increase attributable to higher average turnkey revenues per well.

  Drilling management services operated at breakeven for the first quarter of 1998. This compares with operating income as a percentage of drilling management revenues of 14 percent for the first quarter of 1997. The decrease in profit margin was attributable primarily to estimated losses totaling $7.3 million on two completed wells and one well in progress at quarter-end. The Company incurred total estimated losses of $8.3 million on six wells (four completed and two in progress) in the first quarter of 1998, compared to a loss of $0.5 million on one well in the first quarter of 1997. In addition, overall margins were lower than the first quarter of 1997 due to higher rig rental costs. The higher rig rental costs were attributable to certain higher-cost, third-party rigs which the Company had under term contracts for use in its turnkey operations. At May 7, 1998, these contracts had remaining terms ranging from five to thirteen months. The higher-cost rigs had capabilities with respect to water depth and other factors in excess of those required to perform under the Company's turnkey contracts during the period, causing margins to be strained, as compared to wells completed in 1997.

 Other Income and Expense

  General and administrative expenses increased to $5.4 million in the first quarter of 1998 from $4.7 million in the first quarter of 1997. The increase was partially attributable to expenses incurred in connection with ongoing upgrades of the Company's information systems and to general price-level increases, among other factors.

  The Company capitalized $5.2 million of interest expense in the first quarter of 1998 and $3.3 million in the first quarter of 1997 in connection with the conversions of the Glomar Celtic Sea and the Glomar Explorer.

  Interest income decreased to $0.9 million in the first quarter of 1998 from $1.7 million in the first quarter of 1997 due to lower cash balances and lower interest rates earned thereon.

  The Company's effective tax rate for financial reporting purposes for the first quarter of 1998 was approximately 23 percent, which was lower than the U.S. statutory rate of 35 percent, due to the Company's realignment of the ownership of its foreign operating assets in December 1997. As long as the Company permanently reinvests outside the U.S. its foreign subsidiaries' earnings that are not otherwise subject to U.S. taxation, the Company will neither incur nor provide for any U.S. federal income taxes on such foreign earnings. The Company estimates that its overall effective income tax rate for 1998 will be approximately 25 percent. Most of the tax expense for 1998 will be noncash because the Company will use its NOL carryforwards to significantly reduce its current U.S. federal income tax liability for the year.

  In the first quarter of 1997, the Company's effective tax rate differed from the U.S. statutory rate primarily due to the Company's recognition of the future tax benefits of a portion of the Company's unused NOL carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

  On March 10, 1998, the Company purchased a deepwater, third-generation semisubmersible drilling rig, the Stena Forth, for $150 million. The Company financed the purchase through borrowings under its bank credit facilities. The Stena Forth, renamed the Glomar Arctic IV, is currently operating in the U.K. sector of the North Sea under a drilling contract that extends through November 1999. The contract for the Glomar Arctic IV is expected to generate total revenues of approximately $64 million.

  On March 18, 1998, the Company entered into an agreement to purchase from Transocean ASA, a Norwegian drilling contractor ("Transocean"), the remaining
43.4 percent interest of the partnership operating the Glomar Adriatic V, Glomar Adriatic VI, and Glomar Adriatic VII. Under the agreement, which was effective as of January 31, 1998, the Company paid Transocean $20.3 million in cash, which will be amortized over approximately 5-1/2 years. The Company and Transocean previously shared in the net revenues of the aforementioned rigs and a Transocean rig, the Nordic, as part of a 1993 rig purchase and sale agreement.

  For the three months ended March 31, 1998, $35.8 million of cash flow was provided by operating activities, $265.0 million was provided from net borrowings under the Company's bank revolving credit facilities, and $1.4 million was provided from exercises of employee stock options. From these amounts, $320.4 million was used for capital expenditures.

  For the three months ended March 31, 1997, $56.4 million of cash flow was provided by operating activities and $3.0 million was provided from exercises of employee stock options. From these amounts, $55.5 million was used for capital expenditures and $3.5 million was used to purchase marketable securities (net of maturities).

  In the first quarter of 1998, the Company entered into agreements with Harland and Wolff Shipbuilding and Heavy Industries Ltd. for the construction of two dynamically-positioned drillships in order to fulfill the Company's obligation under two multi-year, deepwater drilling contracts. The two drillships are expected to be completed at a cost of approximately $660 million, of which approximately $270 million in construction costs and $9 million of capitalized interest are expected to be incurred in 1998. The Company intends to finance construction of the drillships with internally generated funds and funds available under existing bank credit facilities. The Company anticipates the two drillships will enter service in the first and second quarters of 2000, respectively.

  The first of the new drillships will be used by the customer for 30 of the first 36 months after delivery, followed by two one-year options. Revenues to be generated over the 30-month period will be approximately $186 million. The second of the two drillships is under contract with a customer for a period of three years and is expected to generate revenues of approximately $208 million. The customer has the right to reduce the term to two years prior to July 1, 1998, in which case the Company may market the drillship for the other year. The Company may take either the first or second six-month period of the first year following delivery from the shipyard and another six-month period following the customer's first year of use.

  Capital expenditures for the full year 1998 are anticipated to be $608 million, including $270 million for construction of the new drillships, $150 million for the purchase of the Glomar Arctic IV, $63 million for the conversion of the Glomar Explorer, $39 million for the conversion of the Glomar Celtic Sea, $47 million for improvements to the remainder of the drilling fleet, $20 million for the Transocean transaction, $16 million for capitalized interest, and $3 million for other expenditures.

  As of March 31, 1998, the Company had $64.4 million in cash, cash equivalents and marketable securities (including $4.5 million which was restricted from use for general corporate purposes) and $25.0 million available for borrowings under bank credit facilities. As of December 31, 1997, the Company had $80.6 million in cash, cash equivalents and marketable securities, including restricted amounts of $1.5 million.

  In April 1998 the Company filed with the Securities and Exchange Commission a registration statement on Form S-3 to which this Prospectus Supplement and the accompanying Prospectus relate. The Company may offer to sell from time to time (i) unsecured debt securities consisting of notes, debentures or other evidences of indebtedness, (ii) shares of preferred stock, and/or (iii) shares of common stock, for an aggregate initial public offering price not to exceed $500 million.

  The Company believes that it will be able to meet all of its current obligations, including capital expenditures and debt service, from its existing bank credit facilities, its cash flow from operations, and its cash, cash equivalents and marketable securities. In addition, the proceeds from this Offering will increase the Company's financial flexibility.

  As part of upgrading and expanding its rig fleet and other assets, the Company considers and pursues the acquisition of suitable additional rigs and other assets on an ongoing basis. If the Company decides to undertake an acquisition or the construction of a vessel, the incurrence of additional debt or issuance of additional shares of stock could be required.

                             DESCRIPTION OF NOTES

  The following description of the particular terms of the Notes offered hereby supplements the general description of Senior Debt Securities set forth in the Prospectus, to which description reference is hereby made. Capitalized terms not defined herein have the meanings assigned to them in the Prospectus or the Senior Indenture (the "Indenture") referred to in the Prospectus.

GENERAL

  Each Note will mature on June 1, 2028 and will bear interest at the rate of
  % per annum from May   , 1998, payable semiannually on June 1 and December 1
of each year, commencing December 1, 1998, to the person in whose name the
Note is registered at the close of business on the May 15 or November 15 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Except as provided under "--Same-Day Settlement and Payment", principal and interest will be payable at the offices of the Trustee, provided that, at the option of the Company, payment of interest will be made by check mailed to the address of the person entitled thereto as it appears in the register of the Notes (the "Register") maintained by the Registrar. The Notes will be transferable and exchangeable at the office of the Registrar and any co-registrar and will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with certain transfers and exchanges. The registered holder of a Note will be treated as the owner of it for all purposes.

  The Notes will not be subject to any sinking fund, but are subject to redemption at the option of the Company.

REDEMPTION

  The Notes will be redeemable, at the option of the Company, at any time in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice as provided in the Indenture, on any date prior to maturity (the "Redemption Date") at a price (the "Redemption Price") equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption
Date) plus a Make-Whole Premium, if any. In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

  The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

    (i) the sum of the present values, calculated as of the Redemption Date, of:

      (A) each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

      (B) the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed;

    over

    (ii) the principal amount of the Note (or portion thereof) being redeemed.

  The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined
below) plus    basis points.

  The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; provided, that if the Company fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

  For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

  The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields as calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

  If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Notes and portions of Notes in amounts of whole multiples of $1,000.

RANKING

  The Notes will be senior securities of the Company and the indebtedness evidenced thereby will rank pari passu with all other unsubordinated and unsecured indebtedness of the Company and senior in right of payment to any future subordinated indebtedness of the Company. The Company's $300 million aggregate principal amount 7 1/8% Notes Due 2007, $240 million Credit Facility and $150 million Short-term Facility are each unsubordinated and unsecured indebtedness of the Company.

  Substantially all of the Company's operating income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Company's debt service obligations are provided in part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company's subsidiaries, could limit the Company's ability to obtain cash from its subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the Notes. The claims of creditors of the subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Notes.

THE TRUSTEE

  Wilmington Trust Company is the Trustee under the Indenture.

  The Indenture provides that in case an Event of Default shall occur (and be continuing), the Trustee is required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The Trustee is under no obligation to exercise any of its powers under the Indenture at the request of any of the holders of the Notes, unless such holders shall have offered the Trustee indemnity reasonably satisfactory to it.

BOOK-ENTRY, DELIVERY AND FORM

  The Notes will be issued in the form of one or more fully registered Global Notes (each a "Global Note"). Each Global Note will be deposited with, or on behalf of, the Depositary and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

  The Depositary has advised the Company that it is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

  The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Holders are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes will be limited to such extent.

  So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole owner or holder of such Notes outstanding under the Indenture. Except as provided below, owners of Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a Person having a beneficial interest in Notes represented by the Global Note to pledge such interest to Persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest may be affected by the lack of a physical certificate evidencing such interest.

  Neither the Company, the Trustee, the Paying Agent nor the Notes Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such Notes.

  Payments in respect of the principal, premium, if any, and interest on any Notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, and interest).

  The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owner of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

CERTIFICATED SECURITIES

  Certificated Securities shall be transferred to all beneficial owners in exchange for their beneficial interests in a Global Note if either (i) DTC notifies the Company that it is unwilling or unable to continue as Depositary for the Global Note and a successor Depositary is not appointed by the Company within 90 days of such notice, (ii) an Event of Default has occurred with respect to such series and is continuing and the Registrar has received a request from the Depositary to issue Certificated Securities in lieu of all or a portion of the Global Note (in which case the Company shall deliver Certificated Securities within 30 days of such request) or (iii) the Company determines not to have the Notes represented by a Global Note.

  Neither the Company nor the Trustee shall be liable for any delay by the related Global Note Holder or the Depositary in identifying the beneficial owners of Notes and each such Person may conclusively rely on, and shall be protected in relying on, instructions from the Global Note Holder or of the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

SAME-DAY SETTLEMENT AND PAYMENT

  The terms of the Notes require that payments in respect of the Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes are expected to trade in the Depositary's Same-Day Funds Settlement System, and any permitted secondary market trading activity in the Notes will therefore be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Securities also will be settled in immediately available funds.

                                 UNDERWRITERS

  Under the terms and subject to the conditions set forth in the Underwriting
Agreement dated May   , 1998, the Underwriters named below have severally
agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Notes set forth opposite their respective names below:

                                                                     PRINCIPAL
                                                                     AMOUNT OF
         UNDERWRITER                                                   NOTES
         -----------                                                ------------
      Morgan Stanley & Co. Incorporated...........................  $
      Donaldson, Lufkin & Jenrette Securities Corporation.........
      Howard, Weil, Labouisse, Friedrichs Incorporated............
      Merrill Lynch, Pierce, Fenner & Smith
           Incorporated...........................................
      Salomon Brothers Inc........................................
                                                                    ------------
          Total...................................................  $300,000,000
                                                                    ============

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to receipt of an opinion of counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken.

  The Underwriters propose initially to offer part of the Notes to the public at the public offering prices set forth on the cover page hereof and in part to certain dealers at prices that represent a concession not in excess of % of the principal amount of the Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of % of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the respective offering prices and other selling terms may from time to time be varied by the Underwriters.

  The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

  In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the respective prices of the Notes. Specifically, the Underwriters may over-allot in connection with the Offering, creating short positions in the Notes for their own account. In addition, to cover over-allotments or to stabilize the respective prices of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or dealer for distributing Notes in the Offering, if the Underwriters repurchase previously distributed Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Underwriters or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for the Company in the ordinary course of business for which they have received and will receive customary compensation.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Notes offered hereby will be passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas, and for the Underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

PROSPECTUS

                                 $500,000,000

                              GLOBAL MARINE INC.


                                                     [LOGO OF GLOBAL MARINE INC.
                                                                   APPEARS HERE]

                                DEBT SECURITIES
                                PREFERRED STOCK
                                 COMMON STOCK

                               ---------------

  Global Marine Inc. (the "Company") may offer from time to time, together or separately, (i) its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"), (ii) shares of its preferred stock, par value $.01 per share ("Preferred Stock"), and (iii) shares of its common stock, par value $.10 per share ("Common Stock"). The aggregate initial offering price of the Debt Securities, Preferred Stock and Common Stock to be offered by the Company hereby (collectively, the "Securities") will not exceed $500,000,000 or, if applicable, the equivalent thereof in any other currency, currency unit or composite currency. The Securities may be offered as separate series in amounts, at prices and on terms to be determined in light of market conditions at or prior to the time of sale and set forth in a Prospectus Supplement.

  The terms of each series of Debt Securities, including, where applicable, the specific designation, aggregate principal amount, ranking as senior debt or subordinated debt, authorized denomination, maturity, rate (or method of determining the same) and times of payment of any interest, any terms for optional or mandatory redemption, which may include redemption at the option of holders upon the occurrence of certain events or payment of additional amounts or any sinking fund provisions, any provisions with respect to conversion or exchangeability, the initial public offering price, the net proceeds to the Company and any other specific terms in connection with the offering and sale of such series will be set forth in a Prospectus Supplement. As used herein, the Debt Securities shall include securities denominated in United States dollars or, at the option of the Company if so specified in an applicable Prospectus Supplement, in any other currency, currency unit or composite currency, or in amounts determined by reference to an index or formula. In addition, all or a portion of the Debt Securities of a series may be issuable in temporary or permanent global form.

  The terms of each series of Preferred Stock, including, where applicable, the specific designation, number of shares, liquidation preference per share, dividend or distribution rate (or method of determining the same) and dates on which dividends or distributions shall be payable and dates from which dividends or distributions shall accrue, any terms for optional or mandatory redemption, which may include redemption at the option of holders upon the occurrence of certain events or payment of additional amounts or any sinking fund provisions, any provisions with respect to conversion or exchangeability, any voting rights, any other relative rights or restrictions, preferences, limitations or qualifications relating to the Preferred Stock of a specific series, the initial public offering price, the net proceeds to the Company and any other specific terms in connection with the offering and sale of such series will be set forth in a Prospectus Supplement.

  The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in a Prospectus Supplement.

  The Common Stock is traded on the New York Stock Exchange under the symbol "GLM." Any Common Stock offered will be traded, subject to notice of issuance, on the New York Stock Exchange.

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

  SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT PROSPECTIVE INVESTORS IN SECURITIES SHOULD CONSIDER.

                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ---------------

                 The date of this Prospectus is May 12, 1998.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                               ----------------

                               TABLE OF CONTENTS

   Available Information....................................................   3
   Incorporation of Certain Documents by Reference..........................   3
   The Company..............................................................   4
   Risk Factors.............................................................   5
   Use of Proceeds..........................................................   9
   Ratios of Earnings to Fixed Charges......................................   9
   Description of Debt Securities...........................................  10
   Description of Capital Stock.............................................  20
   Plan of Distribution.....................................................  23
   Legal Matters............................................................  24
   Experts..................................................................  24

                               ----------------

  IN CONNECTION WITH AN OFFERING THROUGH UNDERWRITERS, CERTAIN PERSONS PARTICIPATING IN SUCH OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, WHICH MAY INCLUDE, AMONG OTHERS, OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER SUCH OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at the regional offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). The Common Stock is listed on the New York Stock Exchange, and such material also can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

  This Prospectus, which constitutes part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and the exhibits thereto, which may be obtained at the public reference facilities maintained by the Commission as described in the preceding paragraph, for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, which the Company has filed with the Commission pursuant to the Exchange Act (File No. 1-5471), are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

    (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and

    (c) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on March 6, 1989, as amended by Amendment No. 1 thereto on Form 8 filed with the Commission on March 15, 1989 and as such Registration Statement may be amended from time to time for the purpose of updating, changing or modifying such description.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents that have been incorporated herein by reference (not including exhibits to the documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the documents this Prospectus incorporates). Requests should be directed to Corporate Secretary, Global Marine Inc., 777 N. Eldridge Parkway, Houston, Texas 77079-4493 (telephone number: (281) 596-5100).

                                  THE COMPANY

  Global Marine Inc. is one of the largest offshore drilling contractors in the world, with an active fleet of 31 mobile offshore drilling rigs worldwide, plus two deepwater drillships under construction. In addition, the Company believes it is the industry's largest provider of offshore turnkey drilling services.

  The Company provides offshore drilling services on a day rate basis in the U.S. Gulf of Mexico and internationally. The Company's fleet consists of 23 cantilevered jackup rigs, five third-generation semisubmersible rigs, one fourth-generation semisubmersible, one moored drillship and one dynamically positioned drillship that is nearing completion of its conversion to deepwater drilling operations. Each of the Company's active rigs is equipped with a top drive, which increases drilling efficiency and safety. Of the Company's rigs, as of March 31, 1998, 12 operate in the U.S. Gulf of Mexico, 10 operate off the coast of West Africa, five operate in the North Sea, and one operates offshore in each of Trinidad, California and Argentina. In addition, the Company has one concrete island drilling system designed for arctic operations which was inactive as of March 31, 1998.

  The Company conducts substantially all of its domestic offshore contract drilling operations through Global Marine Drilling Company ("GMDC"), a wholly-owned subsidiary, and conducts substantially all of its international offshore contract drilling operations through Global Marine International Services Corporation ("GMISC"), a wholly-owned subsidiary. The Company is headquartered in Houston, Texas, with other offices in Lafayette, Louisiana; Aberdeen, Scotland; Abidjan, Ivory Coast; Buenos Aires, Argentina; Cabinda, Angola; Douala, Cameroon; London, England; Luanda, Angola; New Orleans, Louisiana; Port Gentil, Gabon; Port Harcourt, Nigeria; Port Hueneme, California; Pointe Noire, Republic of Congo; and Trinidad, West Indies.

  The Company also provides drilling management services on a turnkey basis through its wholly-owned subsidiaries, Applied Drilling Technology Inc. ("ADTI") and Global Marine Integrated Services-International Inc. ("GMIS-I"), and through Global Marine Integrated Services-Europe ("GMIS-E"), a division of one of the Company's foreign subsidiaries. Each will assume responsibility for the design and execution of specific offshore drilling programs and deliver a logged or loggable hole to an agreed depth for a guaranteed price. Compensation is contingent upon satisfactory completion of the drilling program. ADTI operates principally in the U.S. Gulf of Mexico, while GMIS-I and GMIS-E operate internationally.

  The Company's principal executive offices are located at 777 N. Eldridge Parkway, Houston, Texas 77079-4493, and its telephone number is (281) 596-5100.

                                 RISK FACTORS

  The following should be considered carefully with the information provided elsewhere in this Prospectus and the accompanying Prospectus Supplement and the documents incorporated by reference herein in reaching a decision regarding an investment in the Securities offered hereby.

  The statements regarding future performance and results, the dates the Company's rigs being constructed or undergoing conversion to drilling operations will enter service, and the other statements that are not historical facts contained in this registration statement are forward-looking statements. The words "anticipate," "expect," "project," "estimate," "predict," "plan" and similar expressions are also intended to identify forward-looking statements. Such statements involve risks and uncertainties including, but not limited to, changes in the markets for oil and gas and for offshore drilling rigs and the risks of doing business in changing markets, changes in the dates the Company's rigs being constructed or undergoing conversion to drilling operations will enter service, changes in applicable tax laws, regulations and interpretations and the risk that tax rates to which the Company is subject could change from those anticipated, the risks involved in dealing with other parties, including the risk that other parties' commitments to the Company could be breached, and changing costs and other factors discussed herein and in the Company's other Securities and Exchange Commission filings. Should one or more risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

COMPETITION AND BUSINESS ENVIRONMENT

  Offshore drilling is a highly competitive business with numerous industry participants, none of which has a significant market share. Drilling contracts are awarded on a competitive bid basis. An operator selecting a rig may consider, among other things, rig availability, quality of service and equipment, and price.

  Offshore drilling is a highly cyclical business and may be affected by oil and gas price levels and volatility. Worldwide military, political and economic events have contributed to oil and gas price volatility, such as the oil and gas price declines in early 1998, and are likely to continue to do so in the future. Some other factors which have affected and are likely to continue affecting oil and gas prices and, by extension, the level of demand for the Company's services, include demand for oil and gas worldwide, the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels, the level of production by non-OPEC countries, domestic and foreign tax policy, and government laws and regulations which restrict exploration and development of oil and gas in various offshore jurisdictions.

  Competition for the skilled labor required for offshore operations has intensified as the level of activity in the offshore drilling industry has increased in the last few years. Although such competition has not materially affected the Company to date, the Company has found it more difficult to find qualified individuals, and the possibility exists that competition for skilled labor could limit the Company's results of operations.

  The Company competes with other participants in the offshore drilling industry, some of which have greater resources. In addition, the Company's drilling management services business is subject to the usual risks associated with having a limited number of customers for its services.

RISKS OF TURNKEY DRILLING OPERATIONS

  Results of operations from the Company's drilling management services may be limited by certain factors, in particular, the ability of the Company to obtain and successfully perform turnkey drilling contracts based on competitive bids. The Company's ability to obtain turnkey drilling contracts is largely dependent on the number of such contracts available for bid. Accordingly, results of the Company's drilling management service operations may vary widely from quarter to quarter and from year to year. Furthermore, turnkey operations may be constrained by the availability of rigs. In the U.S. Gulf of Mexico, ADTI relied on third-party rigs for all of its rig time in 1997. At March 31, 1998, the Company had 16 third-party rigs under contract for its turnkey operations, with remaining terms ranging from five to eighteen months at market-adjusted dayrates. The future level of turnkey activity in the U.S. Gulf of Mexico is dependent on the continued availability of third-party rigs. In the North Sea and West Africa, the market for turnkey drilling is not well established, and growth in these markets also may be constrained by future rig availability.

  Under turnkey contracts, the Company's compensation is contingent on successfully drilling to a specified depth and, under certain contracts, completing the well. The turnkey drilling contractor is responsible for making all critical decisions, whereas under day rate contracts ultimate control is exercised by the operator. The amount of the Company's compensation is fixed at the amount bid by the Company to drill the well. Thus, if operational problems prevent performance, the Company will not be paid unless it chooses to drill a new well at its own expense, and if unforeseen problems arise that cause the cost of performance to exceed the turnkey price, the Company must absorb the loss. In contrast, in a day rate contract, those risks are retained by the customer. Although the Company routinely budgets for contingencies in bidding turnkey projects and believes that its experience and knowledge of drilling operations permit it to calculate drilling risks within tolerable limits, there can be no assurance that the cost of contingencies will not exceed budgeted amounts. The Company carries insurance against certain other risks associated with turnkey drilling operations.

RISK OF CAPITAL EXPANSION

  The Company has made and expects to continue making substantial new-build, upgrade and refurbishment expenditures. Such projects are subject to the risks of delay or cost overruns inherent in any large construction project, including shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, and inability to obtain any of the requisite permits or approvals. Significant cost overruns or delays would adversely affect the Company's financial condition and results of operation.

  In addition to new-builds, the Company has recently acquired existing rigs and may acquire additional rigs in the future. Historically, the industry has experienced prolonged periods of overcapacity, during which many rigs were idle for long periods of time. While the Company has secured contracts for its recent acquisitions, there can be no assurance that recent increases in demand will be sustained long-term.

OPERATIONAL RISKS AND INSURANCE

  The Company's operations are subject to the usual hazards incident to the drilling of oil and gas wells, such as blowouts, explosions, oil spills and fires, which can severely damage or destroy equipment or cause environmental damage. The Company's activities are also subject to perils peculiar to marine operations, such as collision, grounding, and damage or loss from severe weather. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations.

  The Company maintains insurance coverage against certain general and marine public liability, including liability for personal injury, in the amount of $200 million, subject to self-insured retention generally of no more than $250,000 per occurrence. In addition, the Company's rigs and related equipment are separately insured under hull and machinery policies against certain marine and other perils, subject to a self-insured retention generally of no more than $300,000 per occurrence. The Company's current practice is to insure each active rig for its market value. Although each rig is insured for at least its financial book value, the Company's insurance does not cover all costs that would be required to replace each rig. In addition to hull and machinery coverage, the Company purchases business interruption insurance with respect to its operating rigs. Business interruption coverage applies only to business interruptions as a result of losses insured under hull and machinery policies, and is not available to the Company for interruptions arising from damages to "spud cans," which are the bases of legs of jackup rigs. The deductible for business interruption claims is 30 days. Although the Company currently purchases business interruption insurance with respect to all of its operating rigs, the decision to insure a rig against interruption risks is dependent on a number of factors, including dayrate and utilization levels, and no assurance can be made that the Company will continue to insure any or all of its operating rigs against such risks. All of the Company's rigs that are operated internationally are currently insured against loss due to war, including terrorism.

  Although the general and marine public liability policies cover liability for pollution under most circumstances, they do not cover liability for bringing a well under control following a blowout. In the case of turnkey drilling operations, the Company maintains insurance covering the cost of controlling the well, including any environmental damage resulting therefrom, the cost of cleanup, and the cost of redrilling ("well control liabilities") in an amount not less than $20 million per occurrence subject to a self-insured retention of $200,000 per occurrence. Under turnkey drilling contracts, the Company generally assumes the risk of the cost of well control, but on occasion the Company receives indemnification from the customer for such risks in excess of the $20 million insurance coverage. In many instances, however, the Company is not indemnified by its customers for well-control liabilities. Furthermore, the Company is not insured against certain drilling risks, such as stuck drill stem and loss of in-hole equipment not arising from an insured peril, that could result in delays or nonperformance of a turnkey drilling contract. In connection with the Company's offshore contract drilling operations, the Company is generally indemnified for any cost of well control by its customers. In any event, however, the Company maintains insurance against such liabilities in the amount of $50 million per occurrence subject to a self-insured retention of $200,000 per occurrence.

  The occurrence of a significant event, including pollution or environmental damage, not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations, could materially and adversely affect the Company's operations and financial condition. Moreover, no assurance can be made that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. See "--Governmental Regulations and Environmental Matters."

FOREIGN OPERATIONS

  A significant portion of the Company's revenues is attributable to drilling operations in foreign countries. Such activities accounted for 35 percent, 40 percent and 41 percent of the Company's consolidated revenues in 1997, 1996 and 1995, respectively. Risks associated with the Company's operations in foreign areas include risks of war and civil disturbances or other risks that may limit or disrupt markets, expropriation, nationalization, renegotiation or nullification of existing contracts, foreign exchange restrictions and currency fluctuations, foreign taxation, changing political conditions and foreign and domestic monetary policies. To date, the Company has experienced no material loss as a result of any of these factors. Additionally, the ability of the Company to compete in the international drilling market may be adversely affected by foreign governmental regulations favoring or requiring the awarding of drilling contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, foreign governmental regulations, which may in the future become applicable to the oil and gas industry, could reduce demand for the Company's services, or such regulations could directly affect the Company's ability to compete for customers.

GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL MATTERS

  The Company's business is affected by changes in public policy and by federal, state, foreign and local laws and regulations relating to the energy industry. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons adversely affects the Company's operations by limiting available drilling and other opportunities in the energy service industry.

  The Company's operations are subject to numerous federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. For example, the Company, as an operator of mobile offshore drilling units in navigable U.S. waters and certain offshore areas, including the Outer Continental Shelf, is liable for damages and for the cost of removing oil spills for which it may be held responsible, subject to certain limitations. The Company's operations may involve the use or handling of materials that may be classified as environmentally hazardous substances. Laws and regulations protecting the environment have generally become more stringent, and may in certain circumstances impose "strict liability," rendering a person liable for environmental damage without regard to negligence or fault. The Company does not believe that environmental regulations have had any material adverse effect on its capital expenditures, results of operations or competitive position to date, and does not presently anticipate that any material expenditures will be required to enable it to comply with existing laws and regulations. It is possible, however, that modification of existing regulations or the adoption of new regulations in the future, particularly with respect to environmental and safety standards, could have such a material adverse effect on the Company's operations.

  The U.S. Oil Pollution Act of 1990 ("OPA "90") and similar legislation enacted in Texas, Louisiana and other coastal states address oil spill prevention and control and significantly expand liability exposure across all spectrums of the oil and gas industry. The Company is of the opinion that it maintains sufficient insurance coverage to respond to the added exposures.

  OPA "90 also mandated increases in the amounts of financial responsibility that must be certified with respect to mobile offshore drilling units and offshore facilities (e.g., oil and gas production platforms, among others) located in U.S. waters. Operators of mobile offshore drilling units, together with operators of vessels, must provide evidence of financial responsibility based on a tonnage formula, which in the Company's case, would not exceed $15 million for its largest rig located in U.S. waters. The Company has complied with the requirement by providing evidence of adequate U.S.-based net worth. The Company's inability to comply with the rule in the future, however, could have a material adverse effect on its operations and financial condition. During 1997, 45 percent of the Company's contract drilling revenues were attributable to operations in U.S. waters, and, as of March 20, 1998, 14 of the Company's 31 active rigs were located in U.S. waters.

  OPA "90 requires lessees, permittees, or holders of a right of use for offshore facilities (including mobile offshore drilling rigs while attached to the ocean floor) to certify evidence of financial responsibility. This financial responsibility requirement is $35 million for offshore facilities located seaward of the state waters and $10 million for offshore facilities within state waters. These amounts may be increased in the future based on operational, health and other risks posed by the quantity and quality of oil being handled. The Department of the Interior's Minerals Management Service is responsible for promulgating regulations implementing the new financial responsibility requirements with respect to offshore facilities. The Company's oil and gas subsidiary, Challenger Minerals Inc., presently operates an offshore production platform, and ADTI's business and GMDC's operations in the Gulf of Mexico are largely dependent on oil and gas companies' drilling activities, which, in turn, ultimately depend on their ability to meet the OPA "90 financial responsibility requirements. The Company cannot predict the exact nature or effect of any regulations promulgated to implement the revised responsibility requirements, but notes that these lower limits in part correspond to existing requirements for facilities on the Outer Continental Shelf.

AVAILABILITY OF FEDERAL INCOME TAX BENEFITS

  As of December 31, 1997, the Company had approximately $413.1 million of net operating loss carryforwards ("NOLs") for United States federal income tax purposes, expiring from 2005 to 2009, and $9.1 million in investment tax credit carryforwards ("Credits") expiring through the year 2000. The NOLs and the Credits are subject to review and potential disallowance by the Internal Revenue Service ("IRS") upon audit of the federal income tax returns of the Company. Section 382 of the Internal Revenue Code of 1986, as amended, may impair the future availability of the NOL's and the Credits if there is a change in ownership of more than 50% of the Company's voting securities, including future changes in the ownership of the voting securities. This limitation, if it applied, would limit the utilization of the NOL's and the Credits in each taxable year to an amount equal to the product of the federal long-term tax-exempt bond rate prescribed monthly by the IRS and the fair market value of all the Company's stock at the time of the ownership change. The interpretation of Section 382 is subject to numerous uncertainties. Accordingly, while the Company believes its loss carryforwards are available to it without limitation, such availability is not certain, nor is it certain that such carryforwards, if presently available without limitation, will continue to be available without limitation.

                                USE OF PROCEEDS

  Except as otherwise described in any Prospectus Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, which may include, but are not limited to, refinancings of indebtedness, working capital, capital expenditures, acquisitions and repurchases or redemptions of Securities.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Company's ratio of earnings to fixed charges for the periods indicated:

                                          QUARTER
                                           ENDED     YEARS ENDED DECEMBER 31,
                                         MARCH 31, ----------------------------
                                           1998    1997  1996  1995  1994  1993
                                         --------- ----- ----- ----- ----- ----
   Ratio of Earnings to Fixed Charges...   4.19x   4.05x 2.97x 2.12x 1.04x .30x

  The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes and cumulative effect of accounting changes plus fixed charges less capitalized interest) by fixed charges (interest expense plus capitalized interest and the portion of operating lease rental expense that represents the interest factor). The Company had no Preferred Stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and Preferred Stock dividends is the same as the ratio of earnings to fixed charges.

                        DESCRIPTION OF DEBT SECURITIES

  The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate (the "Offered Debt Securities"). The particular terms of the Offered Debt Securities and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Offered Debt Securities.

  The Debt Securities will be general unsecured obligations of the Company and will constitute either senior debt securities or subordinated debt securities. In the case of Debt Securities that will be senior debt securities ("Senior Debt Securities"), such Debt Securities will be issued under an Indenture dated as of September 1, 1997 (the "Senior Indenture") between the Company and Wilmington Trust Company, as trustee under the Senior Indenture (the "Senior Trustee"), and will rank pari passu with all other unsecured and unsubordinated debt of the Company. In the case of Debt Securities that will be subordinated debt securities ("Subordinated Debt Securities"), such Debt Securities will be issued under an Indenture (the "Subordinated Indenture") to be executed by the Company and such trustee thereunder as shall be named in an applicable Prospectus Supplement (the "Subordinated Trustee"), and will rank junior to all Senior Indebtedness (as defined below) of the Company (including any Senior Debt Securities) that may be outstanding from time to time. The Senior Indenture and the Subordinated Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures," and the Senior Trustee and the Subordinated Trustee are sometimes hereinafter referred to individually as a "Trustee" and collectively as the "Trustees." The statements under this caption relating to the Debt Securities and the Indentures are summaries only and do not purport to be complete. Such summaries make use of terms defined in the Indentures. Wherever such terms are used herein or particular provisions of the Indentures are referred to, such terms or provisions, as the case may be, are incorporated by reference as part of the statements made herein, and such statements are qualified in their entirety by such reference. Certain defined terms in the Indentures are capitalized herein.

     PROVISIONS APPLICABLE TO BOTH SENIOR AND SUBORDINATED DEBT SECURITIES

GENERAL

  The Indentures do not limit the aggregate principal amount of Debt Securities that can be issued thereunder and provide that Debt Securities may be issued from time to time thereunder in one or more series, each in an aggregate principal amount authorized by the Company prior to issuance. The Indentures do not limit the amount of other unsecured indebtedness or securities that may be issued by the Company.

  Unless otherwise indicated in a Prospectus Supplement, the Debt Securities will not benefit from any covenant or other provision that would afford Holders of such Debt Securities special protection in the event of a highly leveraged transaction involving the Company or that would give holders of the Debt Securities the right to require the Company to repurchase their securities in the event of a decline in the credit rating of the Company's debt securities resulting from a takeover, recapitalization or similar restructuring or otherwise.

  Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (i) the title and aggregate principal amount of the Offered Debt Securities; (ii) whether such Offered Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in temporary global form or permanent global form, and if so, whether beneficial owners of interests in any such global security may exchange such interests for physical securities, and the initial depositary for any global security; (iii) the date or dates on which the principal of and premium, if any, on the Offered Debt Securities is payable or the method of determination thereof; (iv) the rate or rates, or the method of determination thereof, at which the Offered Debt Securities will bear interest, if any; (v) whether and under what circumstances Additional Amounts with respect to the Offered Debt Securities will be payable; (vi) the date or dates from which such interest will accrue; (vii) the interest payment dates on which such interest will be payable and the record date for the interest payable on any Offered Debt Securities on any interest payment date; (viii) the place or places where the principal of, premium (if any) and interest and any Additional Amounts with respect to the Offered

Debt Securities will be payable; (ix) the period or periods within which, the price or prices at which and the terms and conditions upon which Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option; (x) the obligation, if any, of the Company to redeem, purchase or repay Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices (whether denominated in cash, securities or otherwise) at which and the terms and conditions upon which Offered Debt Securities will be redeemed, purchased or repaid in whole or in part pursuant to such obligation; (xi) if other than denominations of $1,000 and any integral multiple thereof, the denomination in which the Offered Debt Securities will be issuable; (xii) the currency or currencies (including composite currencies), if other than U.S. dollars, in which payment of principal, premium (if any) and interest on and any Additional Amounts with respect to the Offered Debt Securities will be payable; (xiii) if such payments are to be payable, at the election of the Company or a holder thereof, in a currency or currencies (including composite currencies) other than that in which the Offered Debt Securities are stated to be payable, the currency or currencies (including composite currencies) in which such payments as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made;
(xiv) if the amount of such payments may be determined with reference to any commodities, currencies or indices, values, rates or prices or any other index or formula, the manner in which such amounts will be determined; (xv) if other than the entire principal amount thereof, the portion of the principal amount of Offered Debt Securities that will be payable upon declaration of acceleration of the maturity thereof; (xvi) any additional means of satisfaction and discharge of the applicable Indenture and any additional conditions or limitations to discharge with respect to Offered Debt Securities pursuant to the applicable Indenture or any modifications of or deletions from such conditions or limitations; (xvii) any deletions or modifications of or additions to the Events of Default or covenants of the Company pertaining to the Offered Debt Securities; (xviii) any restrictions or other provisions with respect to the transfer or exchange of Offered Debt Securities; (xix) if the Offered Debt Securities are to be convertible into or exchangeable for capital stock, other debt securities (including Debt Securities), warrants, other equity securities or any other securities or property of the Company or any other Person, at the option of the Company or the holder or upon the occurrence of any condition or event, the terms and conditions for such conversion or exchange; and (xx) any other terms of the Offered Debt Securities.

  The Debt Securities will be issued in registered form. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  Substantially all of the Company's operating income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Company's debt service obligations are provided in part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company's subsidiaries, could limit the Company's ability to obtain cash from its subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on Debt Securities. The claims of creditors of the subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of Debt Securities.

  Offered Debt Securities may be sold at a discount (which may be substantial) below their stated principal amount bearing no interest or interest at a rate that at the time of issuance is below market rates. Any material United States federal income tax consequences and other special considerations applicable thereto will be described in the Prospectus Supplement relating to any such Offered Debt Securities.

  If any of the Offered Debt Securities are sold for any foreign currency or currency unit (including a composite currency) or if the principal, premium (if any) or interest on or any Additional Amounts with respect to any of the Offered Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Offered Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indentures provide that the Company will not, in any transaction or series of transactions, consolidate with or merge into any Person, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its assets to any Person, unless: (i) either (a) the Company shall be the continuing corporation or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged, or the Person which acquires, by sale, lease, conveyance, transfer or other disposition, all or substantially all of the assets of the Company, shall be organized and validly existing under the laws of the United States of America, any political subdivision thereof or any state thereof or the District of Columbia, and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of (and premium, if any) and interest on and Additional Amounts with respect to all the Debt Securities and the performance of the Company's covenants and obligations under such Indenture and the Debt Securities; (ii) immediately after giving effect to such transaction or series of transactions, no default or Event of Default shall have occurred and be continuing or would result therefrom; and (iii) certain other conditions are met.

EVENTS OF DEFAULT

  Unless otherwise provided with respect to any series of Debt Securities, the following are Events of Default under each Indenture with respect to the Debt Securities of such series issued under such Indenture: (i) default by the Company for 30 days in payment of any interest or any Additional Amounts with respect to any Debt Securities of such series; (ii) default by the Company in the payment of (A) any principal of any Debt Securities of such series at its maturity or (B) of premium (if any) on any Debt Securities of such series when the same becomes due and payable; (iii) default by the Company in the deposit of any sinking fund payment, when and as due by the terms of a Debt Security of such series, continued for 30 days; (iv) default by the Company in compliance with any of its other covenants or agreements in, or provisions of, the Debt Securities of such series or the applicable Indenture (other than an agreement, covenant or provision that has expressly been included in such Indenture solely for the benefit of one or more series of Debt Securities other than that series) which shall not have been remedied within 90 days after written notice by the Trustee or by the holders of at least 25% in principal amount of the then outstanding Debt Securities affected by such default; (v) certain events involving bankruptcy, insolvency or reorganization of the Company; and (vi) any other Event of Default provided with respect to Debt Securities of that series. The Indentures provide that the Trustee may withhold notice to the holders of the Debt Securities of any default or Event of Default (except in payment of principal of, premium (if any) and interest on and Additional Amounts or any sinking fund installment with respect to Debt Securities of such series) if the Trustee considers it in the interest of the holders of such Debt Securities to do so.

  Each Indenture provides that if an Event of Default with respect to any Debt Securities of any series at the time outstanding (other than an Event of Default specified in clause (v) above) occurs and is continuing, the applicable Trustee or the holders of at least 25% in principal amount of the then outstanding Debt Securities of the series affected by such default (or in the event of a default pursuant to (iv) above, 25% in principal amount of the securities affected) may declare the principal of and accrued and unpaid interest on all then outstanding Debt Securities of such series or of all series affected, as the case may be, to be due and payable. Upon such a declaration, the amounts due and payable on such Debt Securities will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of and interest on all the Debt Securities will become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee or any holder. Under certain circumstances, the holders of a majority in principal amount of the outstanding Debt Securities of the series affected by such default or all series, as the case may be, may rescind any such acceleration and its consequences.

  Each Indenture provides that no holder of a Debt Security of any series may pursue any remedy under such Indenture unless (i) the holder gives the applicable Trustee written notice of a continuing Event of Default with respect to such series, (ii) the holders of at least 25% in principal amount of the then outstanding Debt Securities of such series make a written request to the applicable Trustee to pursue such remedy, (iii) such holder or holders offer to the applicable Trustee indemnity reasonably satisfactory to such Trustee, (iv) the Trustee shall have failed to act for a period of 60 days after receipt of such notice and offer of indemnity and (v) during such 60-day period, the holders of a majority in principal amount of the Debt Securities of that series do not give such Trustee a direction inconsistent with the request; however, such provision does not affect the right of a holder of a Debt Security to sue for enforcement of any overdue payment thereon.

  Each Indenture provides that, the holders of a majority in principal amount of the then outstanding Debt Securities of a series or of all series affected, as the case may be, may direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee or exercising any trust or power conferred on it not relating to or arising under an Event of Default, subject to certain limitations specified in such Indenture. Each Indenture requires the annual filing by the Company with the applicable Trustee of a written statement as to compliance with the covenants contained in such Indenture.

MODIFICATION AND WAIVER

  Modifications and amendments of each Indenture or the Debt Securities may be made by the Company and the applicable Trustee with the consent of the Holders of a majority in principal amount of the outstanding Debt Securities of all series affected by such amendment (acting as one class) under the applicable Indenture; provided, however, that no such modification or amendment may, without the consent of the Holder of each Debt Security then outstanding affected thereby, (i) reduce the amount of Debt Securities whose holders must consent to an amendment, supplement or waiver; (ii) reduce the rate of or change the time for payment of interest, including default interest, on any Debt Security; (iii) reduce the principal of or premium on, or change the stated maturity of any Debt Security; (iv) reduce the premium, if any, payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed; (v) change any obligation of the Company to pay Additional Amounts with respect to any Debt Security; (vi) make any Debt Security payable in money other than that stated in the Debt Security; (vii) impair the right to institute suit for the enforcement of any payment of principal of, premium (if any) or interest on or any Additional Amounts with respect to any Debt Security; (vii) make any change in the percentage of principal amount of Debt Securities necessary to waive compliance with certain provisions of the applicable Indenture; or (viii) waive a continuing Default or Event of Default in the payment of principal of, premium (if any) or interest on or Additional Amounts with respect to the Debt Securities. In addition, in the case of the Subordinated Debt Securities, no modification or amendment may be made to the Subordinated Indenture with respect to the subordination of any Subordinated Debt Security in a manner adverse to the Holder thereof without the consent of the Holder of each Subordinated Debt Security then outstanding affected thereby. The Indentures provide that amendments and supplements to, or waivers of any provision of, such Indenture may be made by the Company and the Trustee without the consent of any holders of Debt Securities in certain circumstances, including (a) to cure any ambiguity, omission, defect or inconsistency, (b) to provide for the assumption of the obligations of the Company under such Indenture upon the merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company, (c) to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities, (d) to secure any series of Debt Securities or provide for guarantees of any series of Debt Securities, (e) to comply with any requirement in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939, or (f) to make any change that does not adversely affect any outstanding Debt Securities of any series in any material respect.

  The Indentures provide that the holders of a majority in principal amount of the then outstanding Debt Securities of any series or of all series (acting as one class) may waive any existing or past default or Event of Default with respect to such series or all series, as the case may be, except (a) in the payment of the principal of, or premium (if any) or interest on or any Additional Amounts with respect to any Debt Securities or (b) in respect of a provision that under the proviso to the prior paragraph cannot be amended or supplemented without the consent of each Holder affected.

DEFEASANCE

  The Indentures provide that the Company may, at its option, elect (a) to have all of the obligations of the Company discharged with respect to the Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or mutilated Debt Securities or maintain paying agencies and hold moneys for payment in trust) ("legal defeasance") or (b) to have its obligations terminated with respect to certain restrictive covenants of the Indenture ("covenant defeasance"), in which event certain Events of Default will no longer constitute Events of Default with respect to any Debt Securities, upon the deposit with the Trustee, in trust, of money or U.S. Government Obligations, or a combination thereof, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of (and premium, if any, on) and interest on such Debt Securities on the dates such payments are due in accordance with the terms of the Debt Securities on their stated maturity or any redemption date. The Company is required to deliver to the Trustee an Opinion of Counsel to the effect that the deposit and related defeasance would not cause the Holders of the Debt Securities to recognize income, gain or loss for federal income tax purposes and, in the case of a legal defeasance pursuant to clause (a), such opinion must be based upon a ruling from the United Stated Internal Revenue Service or a change in law to that effect.

GOVERNING LAW

  Each Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York, without giving effect to applicable principles of conflicts of laws to the extent the laws of another jurisdiction would be required thereby.

TRUSTEES

  Each Indenture contains certain limitations on the right of the applicable Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. Each Trustee is permitted to engage in other transactions, however, if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

  Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations in accordance with the applicable Indenture. Debt Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the applicable Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the Person making the request. The Company has appointed the Trustee under each Indenture as Security Registrar for Debt Securities issued thereunder. If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts. The Company is required to maintain an office or agency (which may be the office of the Trustee, the Security Registrar or the Paying Agent) in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

  In the event of any redemption in part, the Company shall not be required to
(i) register the transfer or exchange of any Debt Security of any series during a period beginning 15 Business Days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice or (ii) register the transfer of or exchange any Debt Security called for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part.

PAYMENT AND PAYING AGENTS

  Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal, premium (if any) and interest on and any Additional Amounts with respect to Debt Securities will be made in Dollars at the office of the applicable Trustee, except that, at the option of the Company, payment of such amounts may be made by check mailed to the holder's registered address or with respect to Global Debt Securities, by wire transfer. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the record date for such interest.

  Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee will be designated as a Paying Agent for the Company for payments with respect to Debt Securities issued under the applicable Indenture. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts.

  Subject to the requirements of any applicable abandoned property laws, each Trustee and Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal, premium (if any), interest or any Additional Amounts that remains unclaimed for two years after the date upon which such payment shall have become due. After payment to the Company, Holders entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another Person, and all liability of such Trustee or Paying Agent with respect to such money shall cease.

BOOK-ENTRY DEBT SECURITIES

  The Debt Securities of a series may be issued, in whole or in part, in the form of one or more global Debt Securities that would be deposited with a depositary or its nominee identified in the applicable Prospectus Supplement. Global Debt Securities may be issued in either temporary or permanent form. The specific terms of any depositary arrangement with respect to any portion of a series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in any such global Debt Security representing all or a portion of a series of Debt Securities will be described in the applicable Prospectus Supplement.

            PROVISIONS APPLICABLE SOLELY TO SENIOR DEBT SECURITIES

  Limitation on Liens. The Senior Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien upon any Principal Property or any shares of stock or indebtedness of any Subsidiary that owns or leases a Principal Property (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) without making effective provision whereby the Senior Debt Securities (together with, if the Company shall so determine, any other Indebtedness or other obligation of the Company) shall be secured equally and ratably with (or, at the option of the Company, prior to) the Indebtedness so secured for so long as such Indebtedness is so secured. The foregoing restrictions do not, however, apply to Indebtedness secured by Permitted Liens.

  "Permitted Liens" means (i) Liens existing on the date of original issuance of a series of Senior Debt Securities; (ii) Liens on property or assets of, or any shares of stock of, or other equity interests in, or indebtedness of, any Person existing at the time such Person becomes a Subsidiary of the Company or at the time such Person is merged into or consolidated with the Company or any of its Subsidiaries or at the time of a sale, lease or other disposition of the properties of a Person (or a division thereof) as an entirety or substantially as an entirety to the Company or a Subsidiary; (iii) Liens in favor of the Company or any of its Subsidiaries; (iv) Liens in favor of governmental bodies to secure progress or advance payments; (v) Liens securing industrial revenue or pollution control bonds; (vi) Liens on assets existing at the time of acquisition thereof, securing all or any portion of the cost of acquiring, constructing, improving, developing or expanding such assets or securing Indebtedness incurred prior to, at the time of, or within 24 months after, the later of the acquisition, the completion of construction, improvement, development or expansion or the commencement of commercial operation of such assets, for the purpose of (a) financing all or any part of the purchase price of such assets or (b) financing all or any part of the cost of construction, improvement, development or expansion of any such assets;
(vii) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings; (viii) Liens on current assets of the Company or any Subsidiary securing Indebtedness of the Company or such Subsidiary, respectively; (ix) Liens on the stock, partnership or other equity interest of the Company or any Subsidiary in any Joint Venture or any

Subsidiary that owns an equity interest in such Joint Venture to secure Indebtedness, provided the amount of such Indebtedness is contributed and/or advanced solely to such Joint Venture; and (x) any extensions, substitutions, replacements or renewals in whole or in part of a Lien enumerated in clauses
(i) through (ix) above.

  Notwithstanding the foregoing, the Company and its Subsidiaries may, without securing the Senior Debt Securities, issue, assume or guarantee Indebtedness that would otherwise be subject to the foregoing restrictions in an aggregate principal amount that, together with all other such Indebtedness of the Company and its Subsidiaries that would otherwise be subject to the foregoing restrictions (not including Indebtedness permitted to be secured under the definition of Permitted Liens) and the aggregate amount of Attributable Indebtedness deemed outstanding with respect to Sale/Leaseback Transactions (other than those in connection with which the Company has voluntarily retired any of the Senior Debt Securities, any Pari Passu Indebtedness or any Funded Indebtedness pursuant to clause (c) below under the heading "Limitation on Sale/Leaseback Transactions") does not at any one time exceed 15% of Consolidated Net Tangible Assets of the Company and its consolidated subsidiaries.

  Limitation on Sale/Leaseback Transactions. The Senior Indenture provides that the Company will not, and will not permit any Subsidiary to, enter into any Sale/Leaseback Transaction with any person (other than the Company or a Subsidiary) unless: (a) the Company or such Subsidiary would be entitled to incur Indebtedness in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under "Limitation on Liens" above without equally and ratably securing the Senior Debt Securities pursuant to such covenant; (b) after the date of the first series of Senior Debt Securities issued under the Senior Indenture and within a period commencing nine months prior to the consummation of such Sale/Leaseback Transaction and ending nine months after the consummation thereof, the Company or such Subsidiary shall have expended for property used or to be used in the ordinary course of business of the Company and its Subsidiaries an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and the Company shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below or as otherwise permitted); or (c) the Company, during the nine-month period after the effective date of such Sale/Leaseback Transaction, shall have applied to either (i) the voluntary defeasance or retirement of any Senior Debt Securities, any Pari Passu Indebtedness or any Funded Indebtedness or (ii) the acquisition of one or more Principal Properties at fair value, an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by the Board of Directors of the Company, of such property at the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount expended by the Company as set forth in clause (b) above), less an amount equal to the sum of the principal amount of Senior Debt Securities, Pari Passu Indebtedness and Funded Indebtedness voluntarily defeased or retired by the Company plus any amount expended to acquire any Principal Properties at fair value, within such nine-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by the Company or any Subsidiary during such period.

DEFINITIONS

  "Attributable Indebtedness," when used with respect to any Sale/Leaseback Transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights) during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended). In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

  "Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined and current maturities of long-term debt) and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent quarterly balance sheet of the Company and its consolidated subsidiaries and determined in accordance with GAAP.

  "Funded Indebtedness" means all Indebtedness (including Indebtedness incurred under any revolving credit, letter of credit or working capital facility) that matures by its terms, or that is renewable at the option of any obligor thereon to a date more than one year after the date on which such Indebtedness is originally incurred.

  "Indebtedness" of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit, performance bonds and other obligations issued by or for the account of such Person in the ordinary course of business, to the extent not drawn or, to the extent drawn, if such drawing is reimbursed not later than the third Business Day following demand for reimbursement, (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person (provided that if the obligations so secured have not been assumed in full by such Person or are not otherwise such Person's legal liability in full, then such obligations shall be deemed to be in an amount equal to the greater of (a) the lesser of (1) the full amount of such obligations and (2) the fair market value of such assets, as determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a Board Resolution, and (b) the amount of obligations as have been assumed by such Person or which are otherwise such Person's legal liability), and (vii) all Indebtedness of others (other than endorsements in the ordinary course of business) guaranteed by such Person to the extent of such guarantee.

  "Joint Venture" means (1) with respect to properties located in the United States, any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by the Company and/or one or more subsidiaries, and (2) with respect to properties located outside the United States, any partnership, corporation or other entity, in which up to and including 60% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by the Company and/or one or more Subsidiaries. A Joint Venture shall not be a Subsidiary.

  "Lien" means any mortgage, pledge, lien, encumbrance, charge or security interest. For purposes of the Indenture, the Company or any Subsidiary of the Company shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation or other title retention agreement relating to such asset.

  "Pari Passu Indebtedness" means any Indebtedness of the Company, whether outstanding on the issue date of Senior Debt Securities or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated in right of payment to the Senior Debt Securities.

  "Principal Property" means any drilling rig or drillship, or integral portion thereof, owned or leased by the Company or any Subsidiary and used for drilling offshore oil and gas wells, which, in the opinion of the Board of Directors, is of material importance to the business of the Company and its Subsidiaries taken as a whole, but no such drilling rig or drillship, or portion thereof, shall be deemed of material importance if its net book value (after deducting accumulated depreciation) is less than 2% of Consolidated Net Tangible Assets.

  "Sale/Leaseback Transaction" means any arrangement with any Person pursuant to which the Company or any Subsidiary leases any Principal Property that has been or is to be sold or transferred by the Company or the Subsidiary to such Person, other than (1) temporary leases for a term, including renewals at the option of the lessee, of not more than five years, (2) leases between the Company and a Subsidiary or between Subsidiaries, (3) leases of Principal Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property, and (4) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954.

         PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

  The payment of the principal of, premium, if any, and interest on and any Additional Amounts with respect to the Subordinated Debt Securities is expressly subordinated, to the extent and in the manner set forth in the Subordinated Indenture, to the prior payment in full of all Senior Indebtedness of the Company.

  The Subordinated Indenture provides that no payment may be made by or on behalf the Company on account of the principal of, premium, if any, or interest on or any Additional Amounts with respect to the Subordinated Debt Securities, or to acquire any of the Subordinated Debt Securities (including repurchases of Subordinated Debt Securities at the option of the Holder thereof) for cash or property (other than certain junior securities of the Company), or on account of the redemption provisions of the Subordinated Debt Securities, in the event of (i) default in the payment of any principal of, premium, if any, or interest on any Senior Indebtedness of the Company when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a "Payment Default"), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist, or
(ii) any other event of default with respect to any Designated Senior Indebtedness permitting the holders of such Designated Senior Indebtedness (or a trustee or other representative on behalf of the holders thereof) to declare such Designated Senior Indebtedness due and payable prior to the date on which it would otherwise have become due and payable, upon written notice thereof to the Company and the Subordinated Trustee by any holders of such Designated Senior Indebtedness (or a trustee or other representative on behalf of the holders thereof) (the "Default Notice"), unless and until such event of default shall have been cured or waived or otherwise has ceased to exist, provided that such payments may not be prevented under clause (ii) above for more than 179 days after an applicable Default Notice has been received by the Subordinated Trustee unless the Designated Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety, in which case no such payment may be made until such acceleration has been rescinded or annulled or such Designated Senior Indebtedness has been paid in full. In the case of (ii) above, no event of default that existed or was continuing on the date of any Default Notice (whether or not such event of default is on the same issue of Designated Senior Indebtedness) may be made the basis for the giving of a second Default Notice, and only one such Default Notice may be given in any 365-day period.

  In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company (other than certain junior securities of the Company) is received by the Subordinated Trustee or the Holders of Subordinated Debt Securities at a time when such payment or distribution is prohibited by the foregoing provisions, then, unless such payment or distribution is no longer prohibited by the foregoing provisions, such payment or distribution shall be received and held in trust by the Subordinated Trustee or such Holders or the Paying Agent for the benefit of the holders of Senior Indebtedness of the Company, and shall be paid or delivered by the Subordinated Trustee or such Holders or the Paying Agent, as the case may be, to the holders of the Senior Indebtedness of the Company remaining unpaid or unprovided for or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness of the Company may have been issued, ratably according to the aggregate amounts remaining unpaid on account of the Senior Indebtedness of the Company held or represented by each, for application to the payment of all Senior Indebtedness in full after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness.

  Upon any distribution of assets of the Company or upon any dissolution, winding up, total or partial liquidation or reorganization of the Company, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors, (i) the holders of all Senior Indebtedness of the Company will first be entitled to receive payment in full before the Holders of Subordinated Debt Securities are entitled to receive any payment on account of the principal of, premium, if any, and interest on or any Additional Amounts with respect to the Subordinated Debt Securities (other than certain junior securities of the Company) and (ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities (other than certain junior securities of the Company) to which the Holders of Subordinated Debt Securities or the Subordinated Trustee on behalf of such Holders would be entitled, except for the subordination provisions contained in the Subordinated Indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of Senior Indebtedness of the Company or their representative, ratably according to the respective amounts of Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

  No provision contained in the Subordinated Indenture or the Subordinated Debt Securities affects the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on and any Additional Amounts with respect to the Subordinated Debt Securities. The subordination provisions of the Subordinated Indenture and the Subordinated Debt Securities do not prevent the occurrence of any default or Event of Default under the Subordinated Indenture or limit the rights of the Subordinated Trustee or any Holder of Subordinated Debt Securities, subject to the two preceding paragraphs, to pursue any other rights or remedies with respect to the Subordinated Debt Securities.

  As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of the Company or any of its subsidiaries or a marshaling of assets or liabilities of the Company and its subsidiaries, Holders of Subordinated Debt Securities may receive ratably less than other creditors.

  The term "Senior Indebtedness" of the Company, unless otherwise provided with respect to the Subordinated Debt Securities of a series and described in the Prospectus Supplement relating thereto, is defined in the Subordinated Indenture as (i) all Indebtedness (as described above under "--Provisions Applicable Solely to Senior Debt Securities--Definitions") of the Company, unless, by the terms of the instrument creating or evidencing such Indebtedness, it is provided that such Indebtedness is not superior in right of payment to the Subordinated Debt Securities or to other Indebtedness which is pari passu with or subordinated to the Subordinated Debt Securities and
(ii) any modifications, refunding, deferrals, renewals or extensions of any such Indebtedness or securities, notes or other evidences of Indebtedness issued in exchange for such Indebtedness; provided that in no event shall "Senior Indebtedness" include (a) Indebtedness of the Company owed or owing to any subsidiary of the Company or any officer, director or employee of the Company or any subsidiary of the Company, (b) Indebtedness to trade creditors or (c) any liability for taxes owed or owing by the Company.

  The term "Designated Senior Indebtedness," unless otherwise provided with respect to the Subordinated Debt Securities of a series and described in the Prospectus Supplement relating thereto, is defined in the Subordinated Indenture to mean any Senior Indebtedness of the Company that (i) in the instrument evidencing the same or the assumption or guarantee thereof (or related documents to which the Company is a party) is expressly designated as "Designated Senior Indebtedness" for purposes of the Subordinated Indenture and (ii) satisfies such other conditions as may be provided with respect to the Subordinated Debt Securities of such series (provided that such instrument or documents may place limitations and conditions on the rights of the holders of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

  If Subordinated Debt Securities are issued under the Subordinated Indenture, the aggregate principal amount of Senior Indebtedness outstanding as of a recent date will be set forth in the Prospectus Supplement. The Subordinated Indenture does not restrict the amount of Senior Indebtedness that the Company may incur.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of (a) 300,000,000 shares of Common Stock and (b) 10,000,000 shares of Preferred Stock issuable in series. As of March 13, 1998, there were 172,688,994 shares of Common Stock issued and outstanding. As of the date hereof, there are no shares of Preferred Stock issued or outstanding. No class of capital stock of the Company entitles the holder thereof to any preemptive rights to purchase or subscribe for shares of any class or any other securities, other than as the Board of Directors may fix.

  The following description of certain terms of the capital stock of the Company is only a summary of these terms of the capital stock considered by the Company to be material to a prospective investor in the capital stock. This description is subject to the detailed provisions of the Company's Restated Certificate of Incorporation, as amended (the "Certificate"), and by-laws as in effect (the "By-laws"). This description does not purport to be complete or to give full effect to the terms of the provisions of statutory or common law and is subject to, and qualified in its entirety by reference to, the Certificate and the By-laws, each of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  All issued and outstanding shares of Common Stock are fully paid and nonassessable, and any shares of Common Stock offered hereby will, upon full payment of the purchase price therefor, likewise be fully paid and nonassessable. Each share of Common Stock is entitled to participate equally in dividends, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The shares of Common Stock have no preemptive or conversion rights, redemption rights, or sinking fund provisions.

  The outstanding shares of Common Stock are listed on the New York Stock Exchange and trade under the symbol "GLM."

PREFERRED STOCK

  The following description of certain terms of the Preferred Stock is only a summary of these terms of the Preferred Stock considered by the Company to be material to a prospective investor in the Preferred Stock. This description sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in the Prospectus Supplement relating to such series. The description set forth below is subject to and qualified in its entirety by reference to the certificate of designations establishing a particular series of Preferred Stock, which will be filed with the Commission in connection with the offering of such series.

  Under the Certificate, the Board of Directors of the Company is authorized, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of Preferred Stock in one or more series. The rights, preferences, privileges, and restrictions, including dividend rights, voting rights, conversion rights, terms of redemption, and liquidation preferences, of the Preferred Stock of each series will be fixed or designated by the Board of Directors pursuant to a certificate of designations. The specific terms of a particular series of Preferred Stock offered hereby will be described in a Prospectus Supplement relating to such series and will include the following:
(a) the maximum number of shares to constitute the series and the distinctive designation thereof; (b) the annual dividend rate, if any, on shares of the series (or the method of calculating such rate), whether such rate is fixed or variable or both, the date or dates from which dividends will begin to accrue or accumulate, and whether dividends will be cumulative; (c) whether the shares of the series will be redeemable and, if so, the price at and the terms and conditions on which such shares may be redeemed, including the time during which such shares may be redeemed and any accumulated dividends thereon that the holders of such shares shall be entitled to receive upon the redemption thereof; (d) the liquidation preference, if any, applicable to shares of the series; (e) whether the shares of the series will be subject to operation of a retirement or sinking fund and, if so, the extent and manner in which any such fund shall be applied to the purchase or redemption of such shares for retirement or for other corporate purposes, and the terms and provisions relating to the operation of such fund; (f) the terms and conditions, if any, on which the shares of the series will be convertible into, or exchangeable for, shares of any other class or classes of capital stock of the Company or another corporation or any series of any other class or classes, or of any other series of the same class, including the price or rate of conversion or exchange and the method, if any, of adjusting the same; (g) the voting rights, if any, on the shares of the series, provided, however, that such voting rights cannot be other than one vote per share; and (h) any other preferences and relative, participating, optional, or other special rights or qualifications, limitations, or restrictions thereof.

  The Preferred Stock will, when issued, be fully paid and nonassessable.

VOTING RIGHTS

  Each holder of shares of Common Stock, except where otherwise provided by law or the Company's Certificate, is entitled to one vote, in person or by proxy, for each share of Common Stock standing in his, her or its name on the books of the Company. Holders of the Preferred Stock, if any, will only be entitled to vote upon the election of directors or upon any questions affecting the Company if and to the extent that the holders of any series of Preferred Stock are granted voting rights fixed for such series by the Board of Directors in the resolution creating such series. In no event will a holder of Preferred Stock be entitled to other than one vote, in person or by proxy, for each share of Preferred Stock standing in his, her or its name on the books of the Company. Certain Business Transactions, as defined in the Company's Certificate and discussed under "Certain Business Transactions" below, require a vote greater than a simple majority.

CLASSIFICATION OF BOARD OF DIRECTORS; CUMULATIVE VOTING

  The Board of Directors of the Company is divided into three classes, as nearly equal in number of directors as possible. The directors of each class serve until the annual meeting of stockholders in the year in which the term of their class expires and until their respective successors are elected and qualified, subject to prior death, resignation, or removal from office.

  Classification of the Board of Directors potentially affects the ability of a substantial stockholder to effect a rapid change in control of the Company, could further the entrenchment of management, and could render it more difficult to effect a merger or similar transaction even if such transaction is favored by a majority of independent stockholders. The classification of the Board of Directors may discourage actions to acquire control of the Company by extending the time needed to effect a change in control of the Board of Directors because only a minority of the directors are elected at each annual meeting.

  At all elections of directors of the Company, each stockholder entitled to vote has a number of votes equal to the number of votes to which such stockholder's shares are entitled (without regard to the provision for cumulative voting) multiplied by the number of directors to be elected. Such stockholder may cast all such votes for a single director or may distribute them among the number to be voted for or any two or more of them.

CERTAIN BUSINESS TRANSACTIONS

  The affirmative vote of the holders of at least 75% of the voting power of the then outstanding shares of capital stock of the Company eligible to vote generally in the election of directors (as of the date of this Prospectus, the shares of Common Stock) is required to approve certain Business Transactions (as such term is defined in the Certificate). The transactions included in the definition of Business Transaction are those between the Company and an Interested Stockholder or an Affiliate of an Interested Stockholder (as such terms are defined in the Certificate) or, in certain instances, proposed by an Interested Stockholder or Affiliate of an Interested Stockholder and include
(i) any merger or consolidation of the Company or any subsidiary, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of any assets of the Company with a fair market value of $10 million or more, (iii) with certain exceptions, the issuance or transfer by the Company or any subsidiary of any securities of the Company or any subsidiary in exchange for consideration of $10 million or more, (iv) the adoption of any plan or proposal for liquidation or dissolution of the Company, and (v) any reclassification of securities or recapitalization of the Company which has the effect of increasing the proportionate share of the outstanding shares of any class or series of equity securities of the Company or any subsidiary which is directly or indirectly beneficially owned by any Interested Stockholder or an Affiliate of an Interested Stockholder.

  The provisions of the Certificate described in the preceding paragraph may have the effect of delaying, deferring or preventing a change in control of the Company, could further the entrenchment of management, and could render it more difficult to effect a business transaction even if such transaction is favored by a majority of the independent stockholders. The special vote requirement of such provisions may be waived if the Business Transaction is duly approved by the Disinterested Directors (as such term is defined in the Certificate) or if certain fair price, nature of consideration and procedural requirements are met. There is no requirement that a Business Transaction duly approved by the Disinterested Directors meet any minimum price, nature of consideration or procedural requirements.

DELAWARE ANTI-TAKEOVER STATUTE

  The Company is a Delaware corporation and is subject to Section 203 of the General Corporation Law of Delaware ("Delaware Law"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless
(a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding Company voting stock not owned by the interested stockholder.

  Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

POTENTIAL RESTRICTIONS ON SALES OF CAPITAL STOCK TO NON-U.S. CITIZENS

  Pursuant to U.S. maritime laws, sales of interests in and control of U.S. flag vessels owned by U.S. citizens to non-citizens (including through the sale of stock) require the approval of the Secretary of Transportation, acting through the United States Maritime Administration ("MARAD"). Such transfers would include those resulting in a majority of the outstanding capital stock being held by non-U.S. citizens. If a transfer is made in violation of U.S. maritime laws without MARAD approval, to the extent such approval is required, such transfer would be void, and the United States would have the power to seek forfeiture of the Company's rigs, seek civil penalties (including fines) and seek enforcement of certain criminal penalties.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities in and/or outside the United States: (i) through underwriters or dealers, (ii) directly to purchasers or (iii) through agents. The Prospectus Supplement with respect to the Securities offered thereby (the "Offered Securities") will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities to be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

  During and after an offering through underwriters, such underwriters may purchase and sell the Securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the Offered Securities sold for their account may be reclaimed by the syndicate if such Offered Securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Offered Securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

  If dealers are used in the sale of Offered Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Securities to dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  The Securities may be sold directly by the Company to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

  The Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the Securities.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Securities offered hereby will be passed upon for the Company by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

  The consolidated balance sheet as of December 31, 1997 and 1996 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

  With respect to the unaudited interim financial information included in the Company's quarterly reports on Form 10-Q for the quarter ended March 31, 1998, filed pursuant to the Exchange Act and incorporated in this Prospectus by reference, the Company's independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-Q for said quarter and incorporated by reference herein state that they did not audit and that they do not express an opinion on that interim financial information. With respect to the unaudited interim financial information included in the Company's quarterly reports on Form 10-Q subsequently filed pursuant to the Exchange Act and deemed to be incorporated in this Prospectus by reference, it is anticipated that the Company's independent accountants will report that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's subsequent quarterly reports on Form 10-Q and incorporated by reference herein will state that they did not audit and do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on interim financial information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on unaudited interim financial information because these reports are not a "report" or a "part" of a registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.